Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

by and among

TICKETMASTER,

V.I.P. MERGER SUB, INC.,

THE V.I.P. TOUR COMPANY,

TNSH, LLC
as the
STOCKHOLDERS’ REPRESENTATIVE

and

THE STOCKHOLDERS OF
THE V.I.P. TOUR COMPANY SIGNATORY HERETO

January 11, 2008

ARTICLE I	DEFINITIONS	2
1.1	Definitions	2
1.2	Terms Defined Elsewhere	10
1.3	Interpretation	12
ARTICLE II	THE MERGER	13
2.1	The Merger	13
2.2	Effective Time	13
2.3	Closing of the Merger	13
2.4	Effects of the Merger	13
2.5	Certificate of Incorporation and By-laws	13
2.6	Directors and Officers	14
ARTICLE III	EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; PAYMENT	14
3.1	Conversion of Shares; Treatment of Company Options and Company Warrants	14
3.2	Distribution of the Initial Merger Consideration	16
3.3	Escrow Amount	18
3.4	Working Capital Adjustment to Initial Merger Consideration	19
3.5	Dissenting Shares	22
3.6	Withholding Rights	22
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	22
4.1	Organization and Corporate Power	23
4.2	Due Authorization and No Conflict	23
4.3	Corporate Records/Fundamental Documents	24
4.4	Capitalization	24
4.5	Subsidiaries	25
4.6	Financial Statements	25
4.7	Absence of Undisclosed Liabilities	26
4.8	Absence of Certain Developments	26
4.9	Transactions with Affiliates	26
4.10	Properties	27
4.11	Sufficiency of Assets	27
4.12	Tax Matters	27

4.13	Material Contracts	29
4.14	Intellectual Property	31
4.15	Litigation	32
4.16	Labor Matters	33
4.17	Permits; Compliance with Laws	33
4.18	Employee Benefit Programs	34
4.19	Brokers	35
4.20	Insurance Coverage	35
4.21	Investment Banking; Brokerage	36
4.22	Environmental Matters	36
4.23	Inventory	36
4.24	Accounts Receivable	36
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE MATERIAL STOCKHOLDERS	37
5.1	Organization and Corporate Power	37
5.2	Due Authorization and No Conflict	37
5.3	Ownership	37
5.4	No Litigation	38
ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF TICKETMASTER AND MERGER SUB	38
6.1	Organization and Corporate Power	38
6.2	Authority and Non-Contravention	38
6.3	Capitalization of the Surviving Corporation.	39
6.4	Financial Capability	40
6.5	No Litigation	40
6.6	Investment Banking; Brokerage	40
ARTICLE VII	COVENANTS	40
7.1	Interim Operations of the Company	40
7.2	Access	42
7.3	Information Rights	43
7.4	Confidentiality	43
7.5	Efforts and Actions of the Parties	43
7.6	Exclusivity.	45

7.7	Covenant Not to Compete; Non-Solicitation; Retained Information.	46
7.8	Notice of Certain Events	48
7.9	Release	48
7.10	Certain Agreements	49
7.11	Tax Matters	49
7.12	Other Stockholder Notification	51
7.13	Indemnification of Officers and Directors	51
7.14	Employee Matters.	51
7.15	Crystal Lake Lease Covenant	53
7.16	Termination of Agreements	53
ARTICLE VIII	CONDITIONS TO OBLIGATIONS	53
8.1	Conditions to the Company’s, Ticketmaster’s and Merger Sub’s Obligation to Effect the Closing	53
8.2	Conditions to Obligations of Ticketmaster and Merger Sub to Effect the Closing	54
8.3	Conditions to Obligations of the Company and the Material Stockholders	56
8.4	Frustration of Closing Conditions	57
ARTICLE IX	TERMINATION	57
9.1	Termination	57
9.2	Effect of Termination	58
ARTICLE X	SURVIVAL; TRANSACTION RELATED INDEMNIFICATION	59
10.1	Survival of Representations, Warranties and Covenants	59
10.2	Indemnification by Material Stockholders	59
10.3	Indemnification by Ticketmaster	60
10.4	Limitations on Indemnification	60
10.5	Notice; Payment of Losses; Defense of Third-Party Claims	61
10.6	Calculation of Losses	63
10.7	Exclusive Remedy	63
ARTICLE XI	STOCKHOLDERS’ REPRESENTATIVE	64
11.1	The Stockholders’ Representative	64
11.2	No Reliance	66
ARTICLE XII	MISCELLANEOUS	67
12.1	Binding Effect; Assignment	67

12.2	Notices	67
12.3	Choice of Law	68
12.4	Entire Agreement; Amendments and Waivers	68
12.5	Counterparts	69
12.6	Severability	69
12.7	No Third Party Beneficiaries	69
12.8	Specific Performance	69
12.9	Expenses	69
12.10	Submission to Jurisdiction; Waivers	69
12.11	Publicity	70
12.12	WAIVER OF JURY TRIAL	70

Exhibits

Exhibit A - Stockholders of the Company

Exhibit B - Form of Stockholders’ Agreement

Exhibit C - Amended Certificate of Incorporation of the Company

Exhibit D - Amended and Restated By-laws of the Company

Exhibit E - Form of Escrow Agreement

Exhibit F - Form of Legal Opinion of Perkins Coie

Exhibit G - Form of Cash, Indebtedness and Expenses Schedule

Exhibit H - Form of Payment Schedule

Exhibit I - Accounting Principles

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 11, 2008, is entered into by and among The V.I.P. Tour Company, a Delaware corporation (the “Company”), Ticketmaster, a Delaware corporation (“Ticketmaster”), V.I.P. Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Ticketmaster (“Merger Sub”), TNSH, LLC, a Delaware limited liability company, acting in its capacity as the Stockholders’ Representative in connection with the transactions contemplated by this Agreement (the “Stockholders’ Representative”) and the stockholders of the Company set forth on the signature page hereto (the “Material Stockholders”, and each individually, a “Material Stockholder”).

RECITALS

WHEREAS, as of the date of this Agreement, all of the issued and outstanding shares of capital stock of the Company are owned by the Material Stockholders and by the Company’s other stockholders (the “Other Stockholders” and, together with the Material Stockholders, the holders of Company Options and the holders of Company Warrants, the “Stockholders”, all as set forth on Exhibit A);

WHEREAS, the parties hereto desire that Merger Sub merge with and into the Company (the “Merger”), and that at such time, the Shares, the outstanding and unexercised Company Options (other than the Rollover Options) and the Company Warrants shall be converted into the right to receive, as the case may be, the Initial Merger Consideration and the Initial Liquidation Preference, in each case subject in each case to adjustment as set forth in, and pursuant to the terms and subject to the conditions of, this Agreement and the DGCL, and in each case following which such holder thereof shall have no further rights under or with respect to such Company Options (other than the Rollover Options) or Company Warrants;

WHEREAS, each Rollover Option that is outstanding and unexercised as of the Effective Time shall be assumed by the Surviving Corporation and become an option (an “Assumed Option”) to purchase a number of shares of Surviving Corporation Common Stock as set forth in this Agreement, subject to adjustment and pursuant to the terms and subject to the conditions of, this Agreement and the DGCL;

WHEREAS, the board of directors of the Company, Ticketmaster and Merger Sub have each determined that the Merger is fair, advisable and in the best interests of their respective stockholders and have each approved this Agreement and the other Transaction Documents, and the board of directors of the Company has recommended the adoption of this Agreement by the holders of the Preferred Stock and the Common Stock; and

WHEREAS, this Agreement and the other Transaction Documents and the Transactions, including the Merger, have been approved by (a) the holders of a majority of the Common Stock and (b) the holders of 66.67% of the outstanding shares of Preferred Stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1           Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Accounts Receivable” means (a) all accounts receivable and other rights to payment from customers of the Company and the Subsidiaries and (b) all other accounts and notes receivable of the Company and the Subsidiaries.

“Affiliate” of a Person means (i) with respect to an individual, any member of such Person’s family (including any child, step-child, parent, step-parent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law), (ii) with respect to an entity, any officer, director, stockholder, member, partner, investor, employee and agent of such entity, except that with respect to Section 7.7 of this Agreement the foregoing will be limited to officers, directors, managers or employees of an entity or beneficial owners of such entity’s equity capital who have decision making authority over investments made by such entity, and (iii) with respect to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person.

“Aggregate Liquidation Preference” means the aggregate Liquidation Preference payable to all holders of Preferred Stock in connection with the Merger.

“Aggregate Option Exercise Price” means the sum of the cash exercise prices that would be payable upon exercise of all Company Options (including Rollover Options) and Company Warrants immediately prior to the Closing.

“Business” means the business of the Company and the Subsidiaries, as conducted as of the date of this Agreement, including the Company’s provision of on-line and off-line ticketing distribution services through Subsidiary websites including TicketsNow.com, Inc., OpenSeats, Inc., NetTickets.com, Inc., ShowMe Tickets, LLC and a centralized operator staffed call center, and the aggregation of ticket inventories of companies, agencies, individuals and other dealers nationwide into a comprehensive database for on-line purchases by consumers for sporting, concert and theatre events.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash Equivalents” means, as of any date of determination, (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after such date, (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A 1 from S&P or any successor thereto or at least P 1 from Moody’s or any successor thereto, (c) certificates of deposit or bankers’ acceptances and time deposits maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the Laws of the United States of America or any state thereof or the District of Columbia that at the time of acquisition thereof (i) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (ii) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000, (d) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clause (a) above, entered into with a bank meeting the qualifications set forth in clause (c) above, and (e) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) through (d) above, (ii) has net assets of not less than $500,000,000, and (iii) has the highest rating obtainable from either S&P or Moody’s.

“Closing Date Cash” means the amount equal to (a) cash and Cash Equivalents of the Company and the Subsidiaries as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (determined without giving effect to the consummation of the Transactions) minus (b) cash and Cash Equivalents the use of which by the Company or any of the Subsidiaries is restricted by an enforceable agreement or pursuant to applicable Law.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Option” means each option to purchase Common Stock granted under any employee stock option plan or arrangement of the Company, including, options granted under the Company’s 2005 Equity Incentive Plan

“Company Transaction Expenses” means (i) the third party fees, costs and expenses incurred by the Company or the Subsidiaries prior to or on the Closing Date in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transactions, including the fees and expenses of the Company and the Subsidiaries’ Representatives, including one-half of any transfer Taxes, payable in connection with the Transactions and one-half of any filing fees payable in connection with any filings required under the HSR Act and (ii) any special bonuses, transaction bonuses, change in control bonuses, success fees or other bonus payments paid or payable to any employees of the Company or the Subsidiaries in connection with the Transactions.

“Company Warrants” means those certain warrants to purchase shares of Common Stock.

“Consent” means any consent, approval, authorization, waiver, grant, franchise, license, exemption or Order of, or any registration, certificate, qualification, declaration or filing with, or any notice to, any Person, including any Governmental Body.

“Contracts” means all contracts, agreements, leases, subleases, instruments, undertakings, commitments or other enforceable arrangements, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise.

“Crystal Lake Lease” means that certain Industrial Lease Agreement, by and between the Company and WM Rockhill Properties, dated as of February 27, 2006 and amended on May 18, 2007, for the premises at 265 Exchange Drive, Crystal Lake, Illinois, 60014.

“Current Assets” means, as of any particular date of determination, the current assets of the Company determined in accordance with GAAP, but excluding for purposes of this definition only cash and short term investments, employee loans, employee advances, debt financing costs and current deferred Tax asset.

“Current Liabilities” means, as of any particular date of determination, the current liabilities of the Company determined in accordance with GAAP, but excluding for purposes of this definition only short-term deferred Tax Liability, Taxes payable and current portion of long-term debt.

“Encumbrance” means any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of Law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Environmental Law” means all applicable Laws governing or relating to pollution or the protection of the environment or human health or safety.

“Escrow Expiration Date” means the date that is 60 days following delivery to the Surviving Corporation of the Surviving Corporation’s audited consolidated financial statements for the 2008 fiscal year.

“Fully-Diluted Closing Common Stock Number” means the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, as reflected on the Payment Schedule, (ii) the number of shares of Common Stock issuable on conversion of the Preferred Stock immediately prior to the Effective Time, as reflected on the Payment Schedule, (iii) the number of shares of Common Stock underlying Company Options (other than any such shares issuable upon the exercise of the Rollover Options) immediately prior to the Effective Time, as reflected on the Payment Schedule, and (iv) the number of shares of Common Stock underlying the Company Warrants immediately prior to the Effective Time, as reflected on the Payment Schedule.

“Fundamental Documents” means the documents by which a Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Fundamental Documents” of a corporation include its certificate of incorporation and by-laws, and the “Fundamental Documents” of a limited liability company include its certificate of formation and operating agreement.

“GAAP” means generally accepted United States accounting principles consistently applied over all relevant periods.

“Governmental Body” means any court, administrative agency, regulatory body, commission or other Governmental Body or instrumentality of the United States or any other country or any state, county, municipality or other governmental division of any country.

“Hazardous Substance” means any material or substance regulated, or that could result in Liability, under any Environmental Law, including any asbestos or asbestos-containing materials, petroleum or petroleum product, or polychlorinated biphenyls.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money (excluding deferred revenue incurred in the ordinary course of business), (b) all obligations of such Person for the deferred purchase price of assets, property or services (excluding current liabilities), (c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations under capital leases (which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Person under GAAP), (f) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, bankers’ acceptances or similar facilities, (h) all customer deposits relating to Inventory to be acquired by the Company and its Subsidiaries after the Closing Date, (i) all amounts payable to brokers relating to Inventory sold by such brokers on behalf of the Company or the Subsidiaries (j) all direct or indirect guarantee, support or keep-well obligations of such Person with respect to obligations of the kind referred to in clauses (a) through (i) of this definition and (k) all obligations of the kind referred to in clauses (a) through (i) of this definition of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned by such Person, whether or not such Person has assumed or otherwise become liable for the payment of such obligations.

“Indemnity Cap” means an amount equal to $15,000,000.

 “Initial Liquidation Preference” means the Aggregate Liquidation Preference.

“Initial Per Common Share Merger Consideration” means the amount equal to (x) the Initial Merger Consideration plus the Aggregate Option Exercise Price divided by (y) the Fully-Diluted Closing Common Stock Number.

“Initial Per Share Liquidation Preference” means the amount equal to the Initial Liquidation Preference divided by the number of shares of Preferred Stock outstanding immediately prior to the Closing on the Closing Date.

“Intellectual Property Rights” means all intellectual property rights, including patents, trademarks, trade names, service marks, service mark applications, trade dress, logos, designs, devices, domain names and the goodwill of the Company and the Subsidiaries connected with the foregoing, copyrights, software (including source code and object code), databases, systems, websites, mask works, know-how, technical information, trade secrets, processes, formulae, franchises, licenses, inventions, discoveries, technical advances, designs or design protocols, instructions, drawings, blueprints, specifications, marketing materials, and all documentation and media constituting, describing or relating to the foregoing, including manuals, memoranda and records, and any registrations or applications for registration of any of the foregoing.

“Interim Tax Period” means with respect to any Straddle Period, the portion of such Straddle Period that begins on the first day of such Straddle Period and ends on the Closing Date.

“Inventory” has the meaning ascribed to it under GAAP, and shall include all Tickets.

“IRS” means the Internal Revenue Service, or any successor entity thereto.

“Knowledge” of the Company means the knowledge of the Persons set forth on Schedule 1.1(a), in each case, which such Person would have after a reasonable investigation of the surrounding circumstances, whether or not in fact they made such reasonable investigation.

“Law(s)” means, with respect to any Person, any federal, state, local or other statute, law, ordinance, rule, regulation, Order or other requirement of any Governmental Body existing as of the date of this Agreement or as of the Closing Date applicable to such Person or any of such Person’s property, assets, officers, directors, employees, consultants or agents.

“Liability” means any and all direct or indirect indebtedness, liabilities, obligations, claims, Losses, damages, deficiencies or responsibilities, whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured or determined or determinable, whether or not of a kind required by GAAP to be set forth on a financial statement, including those arising under any Law and those arising under any Contract.

“Liquidation Preference” means, with respect to each share of the Preferred Stock, the amount payable per share pursuant to a Liquidation Event as defined in and determined pursuant to Article IV of the Amended and Restated Certificate of Incorporation of the Company, dated June 15, 2007.

“Live Entertainment Industry” means the industry that includes the promotion, presentation, performance and/or ticketing of concerts, sporting events, theatrical presentations, family entertainment, festivals, conventions and/or any other live entertainment acts or events of any kind or nature.

“Material Adverse Effect” means any change, event, occurrence, effect, development or circumstance that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the Business, condition (financial or otherwise), assets, Liabilities, or results of operations of the Company and the Subsidiaries, taken as a whole, other than changes, events, occurrences, effects, developments or circumstances arising out of, resulting from or attributable to (a) changes in conditions in the United States economy or United States capital or financial markets generally, (b) changes affecting the Live Entertainment Industry, (c) changes in Law or changes in GAAP, except in each case to the extent that any such change has had or could reasonably be expected to have a disproportionate effect on the Company and the Subsidiaries, taken as a whole, compared to other Persons in the same industry as the Company and the Subsidiaries, or (d) the Company’s compliance with any written request received from Ticketmaster under Section 7.16 [Termination of Use] of this Agreement.

“Moody’s” means Moody’s Investors Services, Inc.

“Option Exchange Ratio” means one-for-one.

“Option Rollover Amount” means an amount equal to (a) the Initial Per Common Share Merger Consideration (provided, that for purposes of this definition, the definition of “Fully Diluted Closing Common Stock Number” shall be deemed to include the number of shares of Common Stock issuable upon conversion of the Rollover Options), multiplied by the number of shares of Common Stock into which the Rollover Options are exercisable minus (b) the aggregate exercise price of the Rollover Options.

“Order” means any order, restriction, judgment, writ, temporary or permanent injunction, award, decree, stipulation, determination or writ of any Governmental Body.

 “Ordinary Course of Business” or “Ordinary Course” or any similar phrase means the ordinary course of the Business, consistent with the past practice of the Company and the Subsidiaries, to the extent applicable.

“Participating Rights Holders” means those Persons who, immediately prior to the Effective Time, are holders of Common Stock, Preferred Stock, Company Options (other than with respect to any Rollover Options) and/or the Company Warrants, and whose interests therein, as the result of the Merger, are converted into rights to receive a portion of the Initial Merger Consideration.  For the avoidance of doubt, a Person who is excluded from this definition due to their ownership of Rollover Options is only excluded with respect to their Rollover Options, and is a Participating Rights Holder with respect to any other Common Stock, Company Options or Company Warrants that such Person holds.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents or Orders of, or filings with, any Governmental Body, whether foreign, federal, state or local, or any other Person, necessary for the past or present conduct of, or relating to the operation of the Business.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable, (b) statutory or common Law Encumbrances to secure landlords or lessors under leases or rental agreements regarding the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (c) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, or programs mandated under applicable Laws, (d) statutory or common Law Encumbrances in favor of carriers, warehousemen, mechanics and materials to secure claims for labor, materials or supplies and other like Encumbrances, which secure obligations to the extent that payment thereof is not in arrears or otherwise due, and (e) Encumbrances that do not materially in the aggregate detract from the value of the property subject thereto or materially in the aggregate impair the operations of the Company or any of the Subsidiaries.

“Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture or Governmental Body.

“Personal Element” means a natural Person’s full name (or last name if associated with an address), telephone number, email address, Unique Identifying Number, photograph, or any other information, alone or in combination, that allows the identification of a natural Person.

“Pre-Closing Taxes”  means all Liability for Taxes for the Pre-Closing Tax Period and the Interim Tax Period.  For purposes of calculating such Liability for the Interim Tax Period, the portion of any Tax that is allocable to the Interim Tax Period shall be deemed to equal: (a) in the case of Taxes based upon or related to income or receipts, the amount that would be payable if the Straddle Period had ended on the Closing Date and the books of the Company and the Subsidiaries closed as of the close of such date, (b) in the case of Taxes imposed on specific transactions or events, Taxes imposed on specific transactions or events occurring on or before the Closing Date, and (c) in the case of Taxes imposed on a periodic basis, or in the case of any other Taxes not covered by clause (a) or clause (b), the amount of such Taxes for the entire Straddle Period multiplied by a fraction (a) the numerator of which is the number of calendar days in the period ending on the Closing Date and (b) the denominator of which is the number of calendar days in the entire Straddle Period.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Proceeding” means any claim, action, suit, complaint, demand, litigation, prosecution, contest, hearing, inquiry, inquest, audit or other judicial, administrative or arbitration proceeding.

“Publicly Available Software” means any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into or derived from such software (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works, or (c) be redistributable at no or minimal charge.

“Representative” means, with respect to any Person, any officer, director, principal, attorney, accountant, advisor, agent, employee or other representative of such Person.

“Reserve Amount” means $1,000,000.

“Rollover Holders” means Cheryl Rosner, Sridhar Murthy, Shawn Freeman, Todd Rumlow and Michael Regent.

“Rollover Options” means those Company Options held by the Rollover Holders that, in accordance with their current vesting schedules and as set forth on Schedule 1.1.(b) would in the event that the Merger was not consummated remain unvested as of the date that is 15 months following the Closing Date.

“S&P” means Standard & Poor’s Ratings Group.

“Shares” mean, collectively, the shares of Common Stock and Preferred Stock.

“Stockholders’ Agreement” means the Stockholders’ Agreement of Ticketmaster, dated as of the date hereof, by and among Ticketmaster, the Surviving Corporation and each Rollover Holder, in the form of Exhibit B.

“Straddle Period”  means any Tax period that includes but does not end on the Closing Date.

“Subsequent Per Share Common Merger Consideration” means an amount equal to the percentage specified on the Payment Schedule of the portion of the Escrow Amount that is released from the Escrow Account pursuant to the terms hereof and the terms of the Escrow Agreement.

“Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, more than 50% of the voting shares or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Surviving Corporation Common Stock” is the common stock of the Surviving Corporation,  $0.01 par value per share.

“Taxes” means (a) any and all federal, state, local, foreign and other taxes, including income taxes, estimated taxes, alternative or add-on minimum taxes, excise taxes, sales taxes, franchise taxes, employment and payroll related taxes, withholding taxes, transfer taxes, gross receipts taxes, license taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, capital stock taxes, profits taxes, social security (or similar) taxes, unemployment taxes, disability taxes, real property taxes, personal property taxes, value added taxes or other similar taxes including all additions to tax, interest, fines and penalties, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person and (b) any Liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of (1) being a “transferee” of another Person, (2) being a member of an affiliated, combined, consolidated or unitary group, or (3) any contractual Liability.

“Tax Refund” means any refund, rebate, abatement, reduction or other recovery (whether directly or indirectly through a right of setoff or credit) of Taxes (including payments of estimated Taxes) of the Company, its Subsidiaries and their respective Affiliates and any interest thereon with respect to all Pre-Closing Tax Periods.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Body.

 “Ticket” means any printed, electronic or other type of evidence of the right to occupy space at or attend any concert, sporting, entertainment or other act or event or any kind or nature whatsoever, even if not evidenced by any physical manifestation of such right (for example, a “smart card”), including a ticket, license, parking pass, backstage pass or luxury box pass.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Stockholders’ Agreement and the other agreements to be executed and delivered in connection herewith.

“Unique Identifying Number” means an identifier uniquely associated with a Person such as a social security number, driver’s license number, passport number or customer number, but excluding an identifier which is randomly or otherwise assigned so that it cannot be reasonably used to identify the Person.

“User Data” means (i) all data related to impression and click-through activity of website users, including user identification and associated activities at a web site as well as pings and activity related to closed loop reporting and all other data associated with a user’s behavior on the Internet, (ii) all data that contains a Personal Element, (iii) known, or reasonably inferred information or attributes about a user or identifier, and (iv) all derivatives and aggregations of (i), (ii) and (iii), including user profiles.

“Working Capital” means (i) Current Assets minus (ii) Current Liabilities.

1.2                                 Terms Defined Elsewhere.  The following is a list of additional terms used in this Agreement and a reference to the Article hereof in which such term is defined:

Term	Section
Actual Closing Balance Sheet	Section 3.4(d)
Actual Closing Date Cash	Section 3.4(d)
Actual Closing Date Indebtedness	Section 3.4(d)
Actual Working Capital	Section 3.4(d)
Acquisition Transaction	Section 7.6(a)
Adjusted Merger Consideration	Section 3.4(f)
Agreement	Preamble
Assumed Option	Recitals
Bankruptcy and Equity Exception	Section 4.2
Base Balance Sheet	Section 4.6
Base Merger Consideration	Section 3.2(a)(i)
Cash, Indebtedness and Expenses Schedule	Section 3.1(h)
Certificate of Merger	Section 2.2
Closing	Section 2.3
Closing Date	Section 2.3
Common Stock	Section 3.1(b)
Company	Preamble
Company Dissenting Shares	Section 3.5
Company Terminating Breach	Section 9.1(d)
Continuing Employee	Section 7.14(a)
Deductible	Section 10.4(a)
DGCL	Section 2.1
Disclosure Schedule	Article IV
Effective Time	Section 2.2
Employee Benefit Program	Section 4.18(a)
ERISA	Section 4.18(a)
Escrow Account	Section 3.3(a)
Escrow Agent	Section 3.3(a)
Escrow Agreement	Section 3.3(a)
Escrow Amount	Section 3.3(a)

Estimated Closing Balance Sheet	Section 3.4(a)
Estimated Closing Date Cash	Section 3.4(a)
Estimated Closing Date Indebtedness	Section 3.4(a)
Estimated Working Capital	Section 3.4(a)
Excepted Representations	Section 10.1
Final Closing Balance Sheet	Section 3.4(b)
Final Closing Date Cash	Section 3.4(b)
Final Closing Date Indebtedness	Section 3.4(b)
Final Working Capital	Section 3.4(b)
Financial Information	Section 4.6
Firm	Section 3.4(c)
Fundamental Representations	Section 10.1
HSR Act	Section 4.2
Indemnified Party	Section 10.3
Indemnifying Party	Section 10.3
Initial Merger Consideration	Section 3.2(a)
Interim Period	Section 7.1(a)
Investor Restricted Period	Section 7.7(b)
Investor Restricted Stockholder	Section 7.7(b)
Losses	Section 10.2
Management Restricted Period	Section 7.7(b)
Management Restricted Stockholder	Section 7.7(b)
Material Contract	Section 4.13
Material Stockholder	Preamble
Merger	Recitals
Merger Sub	Preamble
Net Working Capital Target	Section 3.2(a)(iii)
November 30, 2007 Unaudited Financials	Section 4.6
Objection Notice	Section 3.4(c)
Other Stockholders	Recitals
Parachute Payment Waiver	Section 7.14(e)
Payment Schedule	Section 3.1(g)
Preferred Stock	Section 3.1(b)
Privacy Policy	Section 4.13(d)
Released Persons	Section 7.9
Reserve Account	Section 3.2(e)
Special Representations	Section 10.1
Stockholders	Recitals
Stockholders’ Representative	Preamble
Stockholder Indemnified Party	Section 10.3
Stockholder Indemnifying Party	Section 10.2
Surviving Corporation	Section 2.1
Tax Reduction	Section 7.11(b)
Termination Date	Section 9.1(f)
Ticketmaster	Preamble
Ticketmaster Indemnified Party	Section 10.2

Ticketmaster Indemnifying Party	Section 10.3
Ticketmaster Plans	Section 7.14(b)
Ticketmaster Shares	Section 6.3(a)
Ticketmaster Terminating Breach	Section 9.1(e)
Transactions	Section 2.1

1.3                                 Interpretation.

In this Agreement, unless the context otherwise requires:

(a)                                  words importing the singular include the plural and vice versa;

(b)                                 a reference to a “Subsidiary” is a reference to a Subsidiary of the Company unless otherwise expressly set forth herein;

(c)                                  a reference to a clause, party, annex, exhibit or schedule is a reference to a clause of, and a party, annex, exhibit and schedule to this Agreement, including the Disclosure Schedule, and a reference to this Agreement includes any annex, exhibit and schedule hereto, including the Disclosure Schedule;

(d)                                 a reference to a statute, regulation, proclamation, ordinance or by-law includes all statues, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Governmental Body with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under the statute;

(e)                                  a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(f)                                    a reference to a party to a document includes that party’s successors, permitted transferees and permitted assigns;

(g)                                 the use of the term “including” means “including, without limitation”;

(h)                                 the words “herein”, “hereof”, “hereunder” and other words of similar import refer to this Agreement as a whole, including the annexes, schedules and exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular Article, sub-section, paragraph, subparagraph or clause contained in this Agreement;

(i)                                     the Article and paragraph headings used in this Agreement are for convenience of reference only and shall not govern of affect the interpretation of any of the terms or provisions of this Agreement;

(j)                                     where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates;

(k)                                  the language used in this Agreement has been chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party;

(l)                                     unless otherwise specified herein, all statements or references to dollar amounts or “$” set forth herein or in any other Transaction Document shall refer to United States Dollars; and

(m)                               accounting terms not defined in this Agreement shall have the respective meanings given to them under GAAP.

ARTICLE II
THE MERGER

2.1                                 The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger and the other transactions expressly contemplated by this Agreement and the other Transaction Documents are collectively referred to herein as the “Transactions.”

2.2                                 Effective Time.  Prior to the Closing, the Company shall prepare, and on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger in form and substance satisfactory to Ticketmaster (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL (in each case in form and substance satisfactory to Ticketmaster).  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Ticketmaster and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

2.3                                 Closing of the Merger.  The closing of the Transactions (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, New York 10036, at a time and on a date to be designated by the Company and Ticketmaster (the date upon which the Closing actually occurs being referred to herein as the “Closing Date”), which shall be not later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VIII hereof (other than those conditions which by their terms are to be satisfied or waived at the Closing) or at such other time, date and location as the Company and Ticketmaster shall mutually agree.

2.4                                 Effects of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

2.5                                 Certificate of Incorporation and By-laws.  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in the form attached as Exhibit C, and as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until amended and restated in accordance with applicable Law.  The by-laws of the Company shall be amended and restated in the form attached as Exhibit D, and as so amended and restated, shall be the by-laws of the Surviving Corporation until amended and restated in accordance with applicable Law.

2.6                                 Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE III
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; PAYMENT

3.1                                 Conversion of Shares; Treatment of Company Options and Company Warrants.

(a)                                  Capital Stock of Merger Sub.  At the Effective Time, the 1,000 issued and outstanding shares of the common stock, $0.01 par value per share, of Merger Sub shall be converted into an aggregate number of  shares of common stock, $0.01 par value per share, of the Surviving Corporation equal to the Fully-Diluted Closing Common Stock Number.

(b)                                 Cancellation of Stock.  At the Effective Time, each share of the Series A Preferred Stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) and common stock, par value $0.0001 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time shall, except as otherwise provided (i) in Section 3.5 as to Company Dissenting Shares and (ii) in Section 3.1(j) as to treasury shares, by virtue of the Merger and without any action on the part of Ticketmaster, Merger Sub, the Company or the holder thereof, be cancelled and extinguished and be converted automatically into and become the right to receive (A) for each holder of Common Stock, their pro rata portion of the Initial Merger Consideration as specified in Section 3.1(c) and (B) for each holder of Preferred Stock, their pro rata portion of the Initial Liquidation Preference and the Initial Per Common Share Merger Consideration as specified in Section 3.1(d).

(c)                                  Common Stock. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (whether or not vested) (other than (x) any Company Dissenting Shares and (y) any shares of Common Stock held directly or indirectly by the Company, Ticketmaster or Merger Sub) will be converted at the Effective Time into the right to receive (i) at the Effective Time, an amount per share in cash equal to the Initial Per Common Share Merger Consideration and (ii) subsequent to the Effective Time and in accordance with Section 3.3(c)(i) and the Escrow Agreement, an amount per share in cash equal to the Subsequent Per Common Share Merger Consideration.

(d)                                 Preferred Stock.            Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any Company Dissenting Shares and any shares of Preferred Stock held directly or indirectly by the Company, Ticketmaster or Merger Sub) will be converted at the Effective Time into the right to receive (i) at the Effective Time, an amount in cash equal to the Initial Per Share Liquidation Preference and an amount per share in cash equal to the Initial Per Common Share Merger Consideration (ii) subsequent to the Effective Time and in accordance with Section 3.3(c)(i), an amount per share in cash equal to Subsequent Per Common Share Merger Consideration.

(e)                                  Company Options.  Effective as of the Effective Time, each Company Option that is outstanding and unexercised as of the Effective Time that is not a Rollover Option, shall be converted into a right to receive an amount in cash, subject to applicable withholding Tax, as follows: (i) at the Effective Time, a payment equal to the product of the Initial Per Common Share Merger Consideration multiplied by the number of shares of Common Stock underlying such Company Option (whether or not vested), minus the aggregate exercise price with respect to such Company Option (with the aggregate amount of such payment rounded to the nearest whole cent) and (ii) subsequent to the Effective Time and in accordance with Section 3.3(c)(i) and the Escrow Agreement, an amount in cash equal to the Subsequent Per Share Common Merger Consideration multiplied by the number of shares of Common Stock underlying such Company Option.  Upon and following the Effective Time, each holder of such a Company Option shall have no rights under or with respect to such Company Option other than the right to receive the cash amount(s) determined pursuant to the preceding sentence.  Effective as of the Effective Time, each Rollover Option that is outstanding and unexercised as of the Effective Time shall be assumed by the Surviving Corporation and become an Assumed Option to purchase a number of shares of Surviving Corporation Common Stock (rounded down to the nearest whole number) equal to the product of the number of shares of Common Stock subject to such Rollover Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio.  The per share exercise price for the Surviving Corporation Common Stock issuable upon exercise of such Assumed Option shall be equal (rounded up to the nearest whole cent) to the exercise price per share of Common Stock applicable to such Rollover Option immediately prior to the Effective Time divided by the Option Exchange Ratio.  Except as provided herein, each Assumed Option shall be subject to the terms and conditions set forth in the option agreement evidencing such Assumed Option.  From and after the Effective Time, each Company Option shall no longer represent the right to acquire Common Stock.  Prior to the Effective Time, the Company shall take all necessary or appropriate action (including obtaining any required consents and any other action reasonably requested by Ticketmaster) to effectuate the transactions contemplated by this Section 3.1(e).  Except as otherwise clearly required by applicable Law or other guidance of the Internal Revenue Service, or pursuant to a determination (within the meaning of Section 1313(a) of the Code or any comparable provision of Law), each of Ticketmaster, V.I.P. Merger Sub and the Surviving Corporation shall treat the Company Options as either exempt from or complying with the provisions of Section 409A of the Code, as the case may be.

(f)                                    Company Warrants.  The Company shall provide that each Company Warrant that is outstanding and unexercised as of the Effective Time shall be cancelled and converted into the right to receive (i) at the Effective Time, an amount in cash equal to the Initial Per Share Common Merger Consideration multiplied by the number of shares of Common Stock underlying the Company Warrant, minus the exercise price with respect to such Company Warrant, and (ii) subsequent to the Effective Time and in accordance with Section 3.3(c)(i) and the Escrow Agreement, an amount in cash equal to the Subsequent Per Share Common Merger Consideration multiplied by the number of shares of Common Stock underlying the Company Warrant.

(g)           Payment Schedule.  At least two Business Days before the Closing Date, the Company shall deliver to Ticketmaster a true, correct and complete schedule (the “Payment Schedule”) setting forth all amounts payable at the Closing Date to Stockholders, holders of Company Options (other than the Rollover Options) and holders of Company Warrants, including a break down of the number of shares of Common Stock, the number of shares of Preferred Stock, the Company Options and the Company Warrants, in each case on a fully adjusted and diluted basis, along with the name of the holder and the amount payable to the holder thereof on the Closing Date, as applicable.  Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that Ticketmaster and Merger Sub can rely on the Payment Schedule as setting forth a true, complete and accurate listing of all amounts due to be paid by Ticketmaster, Merger Sub and the Participating Rights Holders at and after Closing, and upon payment by Ticketmaster or Merger Sub of the amounts and to the Persons as set forth in the Payment Schedule, Ticketmaster and Merger Sub shall be deemed to have satisfied all payment obligations with respect thereto, and shall not be subject to (and each holder of shares of Common Stock, shares of Preferred Stock, Company Options and Company Warrants hereby waives) any claims that any amounts due to any Persons thereunder have not been paid in full or an in any other way are inaccurate or incomplete.

(h)           Cash, Indebtedness and Expenses Schedule.  At least two Business Days before the Closing Date, the Company shall deliver to Ticketmaster a true, correct and complete schedule (the “Cash, Indebtedness and Expenses Schedule”) setting forth (i) the Estimated Closing Balance Sheet, (ii) the Estimated Working Capital, (iii) the Estimated Closing Date Cash, (iv) the Estimated Closing Date Indebtedness, indicating the payees and amounts of such Indebtedness that will be paid in full as of the Closing Date and the wiring instructions therefor, and (v) the Company Transaction Expenses.

(i)            No Further Rights.  Each of the Shares, Company Options and Company Warrants, when converted, exchanged, redeemed or cancelled, as applicable pursuant to this Article III, shall no longer be outstanding and shall automatically be cancelled and retired, to the extent applicable, and each holder of a certificate or certificates representing such interests thereto shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Article III.  After the Effective Time, there shall be no further registration of Transfers of Shares, Company Options (other than the Rollover Options) or Company Warrants.

(j)            Cancellation of Shares.  Notwithstanding anything to the contrary herein, at the Effective Time, each Share held in the treasury of the Company or owned by the Company, Ticketmaster or Merger Sub immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Ticketmaster, Merger Sub, the Company or the holder thereof, be cancelled and extinguished and no payment shall be made with respect thereto.

3.2           Distribution of the Initial Merger Consideration.

(a)           Initial Merger Consideration.  The initial aggregate consideration to be paid to Participating Rights Holders in connection with the Merger (the “Initial Merger Consideration”) shall be an amount equal to:

(i)	$275,000,000 (the “Base Merger Consideration”); plus

(ii)	an amount equal to the Estimated Closing Date Cash; plus

(iii)	the amount, if any, by which the Estimated Working Capital is greater than $0.00 (the “Net
Working Capital Target”); minus

(iv)	the amount, if any, by which the Estimated Working Capital is less than the Net Working Capital
Target; minus

(v)	an amount equal to the Estimated Closing Date Indebtedness; minus

(vi)	the Initial Liquidation Preference; minus

(vii)	the Escrow Amount; minus

(viii)	the Reserve Amount; minus

(ix)	the amount of Company Transaction Expenses; minus

(x)	the Option Rollover Amount.

(b)           Payment to Participating Rights Holders.  On the Closing Date, Ticketmaster or Merger Sub shall pay the Initial Merger Consideration by wire transfer of immediately available funds to an account specified by the Stockholders’ Representative in writing to Ticketmaster not less than two Business Days prior to the Closing, to the Stockholders’ Representative for distribution by the Stockholders’ Representative on the Closing Date (subject to the terms hereof) to the Participating Rights Holders and in accordance with Sections 3.1(c), 3.1(e), 3.1(f) and the Payment Schedule.

(c)           Payment to Holders of Preferred Stock.  On the Closing Date, Ticketmaster or Merger Sub shall pay the Initial Liquidation Preference by wire transfer of immediately available funds to an account specified by the Stockholders’ Representative in writing to Ticketmaster not less than two Business Days prior to the Closing, to the Stockholders’ Representative for distribution on the Closing Date (subject to the terms hereof) by the Stockholders’ Representative to the holders of Preferred Stock in accordance with Section 3.1(d) and the Payment Schedule.

(d)           Payment of Escrow Amount.  On the Closing Date, Ticketmaster or Merger Sub shall deliver, by wire transfer in immediately available funds, the Escrow Amount to the Escrow Agent in accordance with Section 3.3(a).

(e)           Payment of Reserve Amount.  On the Closing Date, Ticketmaster or Merger Sub shall pay an amount equal to the Reserve Amount by wire transfer in immediately available funds to a reserve account established and maintained by the Stockholders’ Representative in connection with the Transactions (the “Reserve Account”), which shall be specified by the Stockholders’ Representative in writing to Ticketmaster not less than two

Business Days prior to the Closing. The amounts held in the Reserve Account shall be used and distributed as specified in Article XI.

(f)            Payments by the Company.  On the Closing Date, the Company shall pay by wire transfer in immediately available funds the (i) Company Transaction Expenses and (ii) the Estimated Closing Date Indebtedness, in each case, in such amounts and to such Persons as set forth on the Cash, Indebtedness and Expenses Schedule.

(g)           Evidence of Ownership.  Notwithstanding anything to the contrary herein, (i) the Stockholders’ Representative shall not deliver to (A) any Participating Rights Holder, any Initial Merger Consideration pursuant to Section 3.2(b) or (B) any holder of Preferred Stock, any Initial Liquidation Preference or pursuant to Section 3.2(c), in each case until such holder thereof has delivered to Ticketmaster or the Stockholders’ Representative certificates or other evidence of ownership of his, her or its Common Stock, Preferred Stock, Company Options or Company Warrants, as the case may be, and such other documentation as may be reasonably requested by Ticketmaster and; provided further, however, that if such Person has not delivered to the Stockholders’ Representative or Ticketmaster such documentation at Closing, the Stockholders’ Representative shall not distribute to such Person such Person’s portion of the Initial Merger Consideration or the Initial Liquidation Preference, as applicable, until such documentation is delivered.  Any additional amounts payable on or after the Closing Date (whether amounts released from escrow or otherwise) shall be paid by the Stockholders’ Representative to the Participating Rights Holders in accordance with the terms of this Agreement, the Escrow Agreement and the other applicable Transaction Documents.

3.3           Escrow Amount.

(a)           Escrow Amount.  At the Closing, Ticketmaster shall deliver $15,000,000 in cash (the “Escrow Amount”) to an escrow account (the “Escrow Account”) to be established by Ticketmaster with The Bank of New York (the “Escrow Agent”).  The Escrow Agent shall hold the Escrow Amount pursuant to the terms of an escrow agreement in the form attached as Exhibit E (the “Escrow Agreement”) to serve as a source of payment and remedy for (i) any claim for Losses for which any Indemnified Party is entitled to recovery pursuant to Article X and (ii) to fund any adjustment to the Initial Merger Consideration pursuant to Section 3.4(f).

(b)           Allocation of Escrow Payments.  Any amounts that are required to be paid from the Escrow Amount in accordance with this Agreement and the Escrow Agreement shall be allocated to and paid to such Persons in such amounts in accordance with the manner set forth on the Payment Schedule.

(c)           Release of Escrow Amount.

(i)            Escrow Amount.  Promptly following the Escrow Expiration Date, the Escrow Agent shall release to the Stockholder’s Representative the Escrow Amount for distribution to the Participating Rights Holders, subject to Section 3.1 and the Escrow Agreement, and in accordance with the manner set forth on the Payment Schedule; provided, that any amounts paid to such holders will be less the amount of any amounts paid from such escrow account prior to the Escrow Expiration Date (and in accordance with Section 3.3(b)) and less the amount of any then pending and unresolved claims for indemnity made pursuant to Article X.

(ii)           Pending and Unresolved Claims.  Any portion of the Escrow Amount that remains in the Escrow Account for the satisfaction of any unresolved and then pending claims pursuant to Section 3.3(c)(i) above that is subsequently not required to satisfy any such claims, shall be distributed by the Escrow Agent to the Stockholders’ Representative for distribution in accordance with Section 3.3(c)(i).

3.4           Working Capital Adjustment to Initial Merger Consideration.

(a)           Delivery of Estimated Closing Balance Sheet.  At least two Business Days prior to the Closing, the Company will, in good faith and in accordance with the terms of this Section 3.4, prepare and deliver to Ticketmaster (i) an estimated closing balance sheet of the Company determined as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Estimated Closing Balance Sheet”), which Estimated Closing Balance Sheet shall include a reasonably detailed estimation of Working Capital as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (“Estimated Working Capital”).  At least two Business Days prior to the Closing, the Company shall provide to Ticketmaster a good faith estimate of the Closing Date Cash as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Estimated Closing Date Cash”).  At least two Business Days prior to the Closing Date, the Company shall provide to Ticketmaster a schedule setting forth the Company’s good faith estimate of the amount of outstanding Indebtedness of the Company and the Subsidiaries determined as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Estimated Closing Date Indebtedness”).

(b)           Delivery of Closing Balance Sheet.  Within 60 Business Days following the Closing, the Surviving Corporation will, in good faith and in accordance with the terms of this Section 3.4, prepare and deliver to the Stockholders’ Representative (i) a closing balance sheet of the Company determined as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Final Closing Balance Sheet”), which Final Closing Balance Sheet shall include a reasonably detailed calculation of Working Capital as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Final Working Capital”), (ii) a calculation of the Closing Date Cash determined as of 11.59 p.m. on the Business Day immediately preceding the Closing Date (the “Final Closing Date Cash”) and (iii) a schedule setting forth a calculation of the amount of outstanding Indebtedness of the Company and the Subsidiaries determined as of 11:59 p.m. on the Business Day immediately preceding the Closing Date (the “Final Closing Date Indebtedness”).

(c)           Review of Final Closing Balance Sheet; Objection.  The Stockholders’ Representative shall have 30 Business Days from the date of receipt of the Final Closing Balance Sheet to review the computation of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness.  In connection with the review of the Final Closing Balance Sheet, Ticketmaster and the Surviving Corporation will make available to the Stockholders’ Representative and its Representatives (if any) all records and work papers that the Stockholders’ Representative and its Representatives (if any) reasonably request in reviewing the Final Closing Balance Sheet.  In the event that the Stockholders’ Representative disagrees with the Final

Closing Balance Sheet and/or the Final Working Capital and/or the Final Closing Date Cash and/or the Final Closing Date Indebtedness, the Stockholders’ Representative shall deliver a written notice of such disagreement to Ticketmaster and the Surviving Corporation, which notice shall include the Stockholders’ Representative’s reasonably detailed explanation of the basis of the disagreement and a reasonably detailed calculation of its proposed Final Closing Balance Sheet and/or Final Working Capital and/or Final Closing Date Cash and/or Final Closing Date Indebtedness; provided, that the parties hereto agree that any such disagreement shall be limited to whether the preparation of the Final Closing Balance Sheet and the calculations of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness were done in a manner consistent with the preparation of the Base Balance Sheet and the terms of this Section 3.4 and whether there were mathematical errors in the preparation of the Final Closing Balance Sheet or the calculations of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness (an “Objection Notice”).  If the Stockholders’ Representative has delivered an Objection Notice to Ticketmaster and the Surviving Corporation, Ticketmaster on the one hand and the Stockholders’ Representative on the other hand will endeavor to resolve any disagreements noted in the Objection Notice in good faith as soon as practicable after the delivery of such Objection Notice.  If such parties do not obtain a final resolution within 30 days after Ticketmaster has received the Objection Notice, the Stockholders’ Representative and Ticketmaster shall submit the matter for resolution to a mutually acceptable nationally recognized independent accounting firm that is not a current service provider to Ticketmaster, the Surviving Corporation or any of its affiliates (the “Firm”) to resolve any remaining disagreements; provided, however, that if at such time either the Stockholders’ Representative or Ticketmaster shall discover a bona fide conflict with respect to the Firm, the parties shall submit the matter to another mutually agreeable independent accounting firm of national reputation that is not a current service provider to Ticketmaster, the Surviving Corporation or any of its affiliates to resolve the remaining matters in dispute, and such firm shall be the Firm for all purposes of this Section 3.4.  Ticketmaster on the one hand and the Stockholders’ Representative on the other hand will direct the Firm to use its reasonable best efforts to render a determination within 30 days of submitting the matters set forth in the Objection Notice to it for resolution and the Surviving Corporation, the Stockholders’ Representative and Ticketmaster and their respective Representatives will cooperate with the Firm during its resolution of any disagreements included in the Objection Notice.  The Firm will consider only those items and amounts set forth in the Objection Notice that Ticketmaster on the one hand and the Stockholders’ Representative on the other hand are unable to resolve.  In resolving any such disputed item, the Firm may not assign a value to any item greater than the greatest value for such item claimed by any party or less than the smallest value for such item claimed by any party.  The scope of the disputes to be arbitrated by the Firm is limited to whether the preparation of the Final Closing Balance Sheet and the calculations of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness were done in a manner consistent with the preparation of the Base Balance Sheet and the terms of this Section 3.4 and whether there were mathematical errors in the preparation of the Final Closing Balance Sheet or the calculations of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness and the Firm is not to make any other determination, including any determination as to whether GAAP was followed in the preparation of the Final Closing Balance Sheet or whether the amounts of Final Working Capital, Final Closing Date Cash and Final Closing Date Indebtedness are correct.  The fees and expenses of the Firm, and the cost of any arbitration (including the fees of the Firm and reasonable attorney fees and expenses of the parties) incurred pursuant to this Section 3.4(c), shall be paid Ticketmaster and the Stockholders’ Representative in inverse proportion as they may prevail on matters resolved by the Firm (provided that the Stockholders’ Representative shall be entitled to reimbursement by the Material Stockholders pursuant to Article XI for any fees and expenses paid by it hereunder).  The determination of the Firm as to any disputed matters shall be set forth in a written statement delivered to Ticketmaster, the Surviving Corporation and the Stockholders’ Representative and shall be final, conclusive and binding on the parties.  The parties hereto agree that judgment may be entered upon the arbitral award of the Firm in any court having jurisdiction pursuant to Section 12.10 hereof.

(d)           Final and Binding Determination.  The closing balance sheet and amounts of Working Capital, Closing Date Cash and outstanding Indebtedness of the Company and the Subsidiaries as of 11:59 p.m. on the Business Day immediately preceding the Closing Date as agreed to by the Surviving Corporation, the Stockholders’ Representative and Ticketmaster or as determined by the Firm, as applicable, shall be conclusive and binding on all of the parties hereto and shall be deemed the “Actual Closing Balance Sheet”, “Actual Working Capital”, “Actual Closing Date Cash” and “Actual Closing Date Indebtedness” respectively, for all purposes of this Agreement and the Escrow Agreement.

(e)           Accounting Principles.  The manner in which the Estimated Closing Balance Sheet and Final Closing Balance Sheet are to be prepared, and Estimated Working Capital and Final Working Capital, Estimated Closing Date Cash and Final Closing Date Cash, and Estimated Closing Date Indebtedness and Final Closing Date Indebtedness are to be calculated, pursuant to this Section 3.4, shall be in the same way, and using the same accounting principles, methods, practices, categories, estimates, judgments and assumptions as were used in preparing the Base Balance Sheet and Working Capital as of the date of the Base Balance Sheet, (provided that all such amounts shall be prepared in accordance with GAAP consistently applied).  Such accounting principles, methods, practices, categories, estimates, judgments and assumptions are set forth in reasonable detail on Exhibit I.

(f)            The Initial Merger Consideration shall be increased (i) by the amount by which the Actual Working Capital exceeds the Estimated Working Capital, if any, (ii) by the amount by which the Actual Closing Date Cash exceeds the Estimated Closing Date Cash, if any, and (iii) by the amount by which the Estimated Closing Date Indebtedness exceeds the Actual Closing Date Indebtedness, if any.  The Initial Merger Consideration shall be decreased (i) by the amount by which Actual Working Capital is less than the Estimated Working Capital, if any, (ii) by the amount by which the Actual Closing Date Cash is less than the Estimated Closing Date Cash, if any, and (iii) by the amount by which the Estimated Closing Date Indebtedness is less than the Actual Closing Date Indebtedness, if any.  The Initial Merger Consideration as so increased or decreased shall hereinafter be referred to as the “Adjusted Merger Consideration.”  If the Initial Merger Consideration is less than the Adjusted Merger Consideration, Ticketmaster shall, and if the Initial Merger Consideration is more than the Adjusted Merger Consideration, the Stockholders’ Representative shall, within three Business Days after the Actual Closing Balance Sheet becomes final and binding on the parties hereto, make payment by wire transfer to an account specified in writing by Ticketmaster or the Stockholders’ Representative, as the case may be, in immediately available funds of the amount of such difference.  Notwithstanding the foregoing, in the event that the Stockholders’

Representative is required to make a payment to Ticketmaster pursuant to the terms of this Section 3.3(f), such payment shall be satisfied first, with all or any portion of the Escrow Amount by withdrawal from the Escrow Account, and second, only after the funds in the Escrow Account have been exhausted, by the Material Stockholders individually on a pro-rata basis.

3.5           Dissenting Shares.  Any holder of Shares issued and outstanding immediately prior to the Effective Time with respect to which appraisal and/or dissenter’s rights, if any, are available by reason of the Merger pursuant to Section 262 of the DGCL (“Company Dissenting Shares”) shall not be entitled to receive any portion of the Initial Merger Consideration or Aggregate Liquidation Preference, as applicable, pursuant to Article III, unless such holder fails to perfect, effectively withdraws or loses its appraisal rights and/or rights to dissent from the Merger under the DGCL.  Such holder shall be entitled to receive only such rights as are granted under Section 262 of the DGCL.  If any such holder fails to perfect, effectively withdraws or loses such appraisal and/or dissenter’s rights under the DGCL, such Company Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive that portion of the Initial Merger Consideration or Aggregate Liquidation Preference, as applicable, due pursuant to the provisions of Article III.  The Company shall deliver prompt notice to Ticketmaster of any demands for appraisal of any shares of Common Stock or any shares of Preferred Stock.  The Stockholders’ Representative shall control all negotiations and Proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Ticketmaster, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  Any payments made with respect to Company Dissenting Shares shall be made solely by the Surviving Corporation, and no funds or other property have been or shall be provided by Ticketmaster, Merger Sub or any of Ticketmaster’s Affiliates for such payment.

3.6           Withholding Rights.   Ticketmaster and Merger Sub shall be entitled to deduct and withhold from the Initial Merger Consideration such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States federal, state or local, or any foreign, tax Law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Body by Ticketmaster or Merger Sub, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Participating Rights Holder or holder or Rollover Holder, as applicable, in respect of which Ticketmaster or Merger Sub made such deduction and withholding.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE COMPANY

In order to induce Ticketmaster and Merger Sub to enter into this Agreement and consummate the Transactions, the Company hereby makes the representations and warranties contained in this Article IV to Ticketmaster and Merger Sub, in each case as of the date hereof and as of the Closing Date.  Such representations and warranties are subject to the exceptions set forth in the disclosure schedule delivered to Ticketmaster pursuant to this Agreement (the “Disclosure Schedule”).  Each exception set forth in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual Article of this Agreement and shall be deemed to qualify the particular Article or Articles of Article IV specified for such item, unless it is reasonably apparent that such exception is relevant to another Article or Articles of Article IV, in which case such exception shall also be deemed to qualify such other Article or Articles.

4.1           Organization and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified, registered to do business and is in good standing as a foreign corporation in each other jurisdiction in which it conducts business (except as set forth on Schedule 4.1), except where the failure to be so qualified, registered to do business or in good standing has not had, nor would it reasonably be expected to have, a Material Adverse Effect. The Company has all requisite power and authority to carry on its Business as presently conducted, to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party, or specified to be one, and the performance of the transactions contemplated hereby and thereby.

4.2           Due Authorization and No Conflict.  This Agreement is, and, upon execution and delivery by the Company pursuant to the terms hereof, all other Transaction Documents required to be executed and delivered by the Company pursuant hereto at Closing will be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect, if any, of (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) general principles of equity, including Laws governing specific performance, injunctive relief and other equitable remedies, whether considered in a proceeding at Law or in equity (sub-clauses (a) and (b), collectively, the “Bankruptcy and Equity Exception”).  The execution, delivery and performance of this Agreement and all other Transaction Documents to be executed and delivered by the Company pursuant hereto, and the performance by the Company of the Transactions contemplated to be performed by the Company have been duly authorized by all necessary corporate and stockholder action of the Company.  No further action by the Stockholders is necessary to authorize this Agreement or any of the other Transaction Documents or to consummate any of the Transactions.  Except (a) as set forth in Schedule 4.2, and (b) the pre-merger notification requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), the execution and delivery by the Company of this Agreement and all other Transaction Documents executed and delivered by the Company pursuant hereto and the performance by the Company of the Transactions contemplated to be performed by the Company, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of the Company’s or any of the Subsidiaries’ Fundamental Documents, or cause the creation of any Encumbrance upon any of the assets of the Company or any of the Subsidiaries; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law applicable to the Company or any of the Subsidiaries; (iii) require from any Governmental Body or other third party any Consent; or (iv) materially violate or result in a material violation of, or materially conflict with or constitute or result in a material violation of or material default (whether after the giving of notice, lapse of time or both) under, accelerate or modify any material right or obligation under, or give rise to a right of termination, acceleration or modification of, any Material Contract or material Permit or other material obligation to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or its or their assets are bound, subject to or affected.

4.3           Corporate Records/Fundamental Documents.  The corporate record books of the Company and each of the Subsidiaries accurately reflect all material corporate actions taken by such Person’s stockholders and board of directors and committees thereof.  The copies of the corporate records of the Company and each of the Subsidiaries, as made available to Ticketmaster, are true, correct and complete copies of the originals of such documents.  Copies of the Fundamental Documents of the Company and each of the Subsidiaries have been made available to Ticketmaster and are true, correct and complete and in effect as of the date of this Agreement.

4.4           Capitalization.

(a)           The authorized capital stock of the Company as of the date of this Agreement consists of (i) 12,000,000 shares of Common Stock, of which 3,860,110 shares are issued and outstanding as of the date of this Agreement and owned by the Persons listed on Schedule 4.4 and (ii) 4,000,000 shares of Preferred Stock, of which 3,396,937 shares are issued and outstanding as of the date of this Agreement and owned by the Persons listed on Schedule 4.4.  All of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable, and have been offered, issued, sold and delivered in compliance with applicable federal and state securities Laws (or pursuant to exemptions from such Laws) and without giving rise to preemptive rights of any kind that have not been satisfied or waived prior to the date hereof.

(b)           Except as set forth on Schedule 4.4, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, agreements, arrangements or commitments of any kind relating to the issuance, redemption or sale of, nor are there any outstanding securities convertible into, redeemable or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Company, nor is the Company subject to any obligation, agreement, commitment or understanding to enter into any such subscription, option, warrant, commitment, preemptive rights, agreement, arrangement or other commitment of any kind or to issue any of such securities.  Except as set forth on Schedule 4.4, the Company has no obligation to purchase, redeem, or otherwise acquire any of its capital stock or any interests therein.  No option to purchase Preferred Stock or Common Stock was granted with an exercise price less than the fair market value of one share of Preferred Stock or Common Stock, as applicable, on the date the option was granted.

(c)           Schedule 4.4 sets forth a true and complete list as of the date hereof of all holders of outstanding Company Options, including with respect to each holder thereto (i) whether each such Company Option is vested or unvested as of the date of this Agreement, (ii) the exercise price per underlying share, (iii) the term of each such Company Option, (iv) whether such Company Option is a nonqualified stock option or incentive stock option, (v) whether the optionee is an employee of the Company on the date of this Agreement and (vi) any restrictions on the exercise or sale of such Company Option or the underlying shares.

(d)           Schedule 4.4 sets forth a true and complete list as of the date hereof of all holders of outstanding Company Warrants, including with respect to each holder thereto (i) the exercise price per underlying share, (iii) the term of each such Company Warrant, and (iii) any restrictions on the exercise or sale of such Company Warrant or the underlying shares.

(e)           After giving effect to the Transactions, other than as set forth in the Stockholders’ Agreement, there will be (i) no preemptive rights, rights of first refusal, put or call rights or obligations, or anti-dilution rights with respect to the issuance, sale or redemption of the Surviving Corporation’s capital stock or any interests therein, (ii) no rights to have the Surviving Corporation’s capital stock registered for sale to the public in connection with the Laws of any jurisdiction, and (iii) no documents, instruments or agreements relating to the voting of the Surviving Corporation’s voting securities or restrictions on the transfer of the Surviving Corporation’s capital stock.

4.5           Subsidiaries.

(a)           Each Subsidiary: (i) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) is duly qualified, registered to do business and in good standing as a foreign corporation in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except in which the failure to be so duly qualified, registered to do business and in good standing has had, or would reasonably be expected to have, a Material Adverse Effect, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(b)           Neither the Company nor any of the Subsidiaries owns or has the right to acquire any stock, limited liability company interest, partnership interest, joint venture interest or other equity ownership interest in any other Person.  Except as set forth on Schedule 4.5(b), all of the outstanding capital stock and other equity interests of each of the Subsidiaries (each of which is set forth on Schedule 4.5) are owned by the Company, free and clear of all Encumbrances.  All of the outstanding shares of capital stock of each Subsidiary have been duly and validly authorized and issued, and are fully paid and non-assessable, and have been offered, issued, sold and delivered in compliance with applicable federal and state securities and other Laws (or pursuant to exemptions from such Laws) and without giving rise to preemptive rights of any kind.  Except as set forth on Schedule 4.5(b), there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, agreements, arrangements or commitments of any kind relating to the issuance or sale of, nor are there any outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of any Subsidiary, nor is any Subsidiary subject to any obligation, agreement, commitment or understanding to enter into any such subscription, option, warrant, commitment, preemptive rights, agreement, arrangement or commitment or to issue any of such securities.  Neither the Company nor any of the Subsidiaries has any obligation to purchase, redeem, or otherwise acquire any of the capital stock or any interests therein.

4.6           Financial Statements.  The Company has previously furnished to Ticketmaster (i) the audited consolidated balance sheet of the Company and the Subsidiaries as of December 31, 2005 and December 31, 2006 and the related audited consolidated statements of operations, stockholder’s equity (deficit) and cash flows for the years ended December 31, 2005 and December 31, 2006, respectively, and (ii) the unaudited consolidated balance sheet of the Company and the Subsidiaries as of November 30, 2007 (the “Base Balance Sheet”) and the related unaudited consolidated income statement for the 11-month period ended November 30, 2007 (the “November 30, 2007 Unaudited Financials”, and together with the other financial statements described in clauses (i) and (ii), the “Financial Information”).  The Financial Information: (i) is true, accurate and complete in all material respects as of the date of the applicable Financial Information or for the period covered by the applicable Financial Information, (ii) has been derived from the books and records of the Company and the Subsidiaries and (iii) has been prepared in accordance with GAAP, subject in the case of any unaudited interim statements to changes from normal year-end adjustments which are not expected to be material or recurring accruals and to the absence of footnote disclosure.

4.7                                 Absence of Undisclosed Liabilities.  The Company and the Subsidiaries do not have any Liabilities required by GAAP to be set forth on a financial statement, whether due or to become due, except Liabilities (i) stated or adequately reserved against in the Base Balance Sheet, (ii) incurred in the Ordinary Course of Business since the date of the Base Balance Sheet that are not, individually or in the aggregate, material in amount and of the kind required by GAAP to be set forth on the Base Balance Sheet, or (iii) set forth on Schedule 4.7.  Except as set forth in the Financial Information or on Schedule 4.7, to the Knowledge of the Company, no circumstances, conditions, events or arrangements exist that may give rise to any material Liabilities required by GAAP to be set forth on a financial statement except as may arise in the Ordinary Course of Business.  The Company and the Subsidiaries do not have any actual, existing Liabilities of the type that are not required by GAAP to be set forth on a financial statement.

4.8                                 Absence of Certain Developments.

(a)                                  Since the date of the Base Balance Sheet, the Company and each Subsidiary has conducted its business only in the Ordinary Course of Business, and, except as set forth in Schedule 4.8, there has not been a Material Adverse Effect.

(b)                                 Since the date of the Base Balance Sheet, none of the Company or the Subsidiaries have taken any action listed in clauses (ii), (iii), (vii), (viii), (ix), (x) and (xiii) of Section 7.1(b) as if such clauses of Section 7.1(b) had applied since the date of the Base Balance Sheet.

4.9                                 Transactions with Affiliates.  Schedule 4.9 sets forth a true, correct and complete list of each Contract between the Company and any of the Subsidiaries on the one hand and any director, officer, stockholder or other Affiliate of the Company or any of the Subsidiaries on the other hand (specifying, in each case, the name of, date of and parties to such Contract), except for (a) any employment or compensation agreements entered into in the Ordinary Course of Business (but not any that relate to any payments of the type described in clause (c) of the definition of Company Transaction Expenses and (b) Contracts between the Company and any of the Subsidiaries or between any such Subsidiaries, in each case made in the Ordinary Course of Business.  Except as set forth on Schedule 4.9, to the Knowledge of the Company, no director, officer, stockholder or other Affiliate of the Company or any Subsidiary is a party to any

Contract with any other director, officer, stockholder or other Affiliate of the Company or any of the Subsidiaries (not including the Company or any of the Subsidiaries) that relates directly or indirectly to any matters involving the Company and the Subsidiaries.

4.10                           Properties.  Neither the Company nor any of the Subsidiaries currently owns nor has ever owned any real property or any interests therein.  Subject to the immediately preceding sentence, the Company and each of the Subsidiaries has (i) good and valid title to each item of tangible personal property used, held for use or intended for use in the business of the Company and the Subsidiaries as currently conducted, and (ii) a valid leasehold interest in all assets and real property leased by it, except for assets disposed of in the Ordinary Course of Business, free and clear of Encumbrances, except for Permitted Encumbrances.  All items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company and the Subsidiaries are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.  Schedule 4.10 sets forth a true and complete list of all real property leased by the Company and each of the Subsidiaries.

4.11                           Sufficiency of Assets.  The assets and properties of the Company and the Subsidiaries, together with the rights of the Company and the Subsidiaries under Material Contracts to which the Company and the Subsidiaries are currently a party, are sufficient to conduct the Business as currently conducted and are sufficient for the conduct of such Business in substantially the same manner immediately following the Closing as conducted on the date hereof.  No assets, properties or rights used, held for use or intended for use in the Business as currently conducted are owned or licensed by any Person (including any Material Stockholder or any Affiliate thereof), other than the Company and the Subsidiaries.

4.12                           Tax Matters.

(a)                                  The Company and each of the Subsidiaries have timely and properly filed all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all material respects.  The Company and each of the Subsidiaries have paid or caused to be paid all Taxes required to be paid by it (whether or not shown on any Tax Return) whether disputed or not, except Taxes which have not yet accrued or otherwise become due.  Neither the Company nor any of the Subsidiaries are presently the beneficiary of any extension of time within which to file any Tax Return.  No claim, or notice of claim, has ever been made in writing, or, to the Knowledge of the Company, otherwise, by an authority in a jurisdiction where the Company or any of the Subsidiaries do not file Tax Returns, that the Company or any of the Subsidiaries is or may be subject to taxation by that jurisdiction.  There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of the Subsidiaries.

(b)                                 The Company and each of the Subsidiaries have delivered or made available to Ticketmaster (i) true, correct and complete copies of all Tax Returns filed by or with respect to the Company and each Subsidiary since January 1, 2003, (ii) all ruling requests, (iii) all private letter rulings, (iv) all closing agreements, (iv) all settlement agreements, (v) all formal tax opinions, (vi) all examination reports, (vii) all statements of deficiencies and (viii) all other documents or communications relating to material Tax Liabilities of the Company or any Subsidiary,  with respect to the Company or any of the Subsidiaries relating to Taxes.

(c)                                  Neither the Company nor any of the Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax payment, assessment, deficiency or collection.  Neither the Company nor any of the Subsidiaries is a party to any Tax allocation, indemnity or sharing arrangement.

(d)                                 Neither the Company nor any of the Subsidiaries is a party to any claim, dispute, audit, pending action or proceeding, nor is any such claim, dispute, action or proceeding threatened in writing or, to the Knowledge of the Company, otherwise, by any Governmental Body, for the assessment or collection of any Taxes, and no claim for the assessment or collection of any Taxes has been asserted in writing or, to the Knowledge of the Company, otherwise, against the Company or any of the Subsidiaries that has not been settled with all amounts due having been paid.  Neither the Company, the Subsidiaries, nor any officer, director or employer responsible for Tax matters of the Company or any Subsidiary of the Company has Knowledge that any authority will propose or assess any additional Taxes with respect to the Company or any Subsidiary.  Neither the Company nor any of the Subsidiaries have been notified in writing or, to the Knowledge of the Company, otherwise, that either the IRS or any other taxing authority has raised any issues, or intends to raise such issues, in connection with any Tax Return of the Company or any of the Subsidiaries.

(e)                                  Neither the Company nor any of the Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504(a) of the Code filing a combined federal income Tax Return nor does the Company or any of the Subsidiaries have any Liability for Taxes of any other Person under Treasury Regulations § 1.1502-6 (or any similar provision of foreign, state or local Law) or otherwise, other than the consolidated group of which the Company is currently the parent corporation.  In addition, neither the Company, nor any of the Subsidiaries has engaged in any deferred intercompany transactions as such term is defined in the Treasury Regulations for which there remains any unrecognized deferred intercompany gain.

(f)                                    Neither the Company nor any of the Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)                                 Neither the Company nor any of the Subsidiaries is a party to any Contract, agreement, plan or arrangement covering any employee or former employee thereof, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to (i) Section 280G or (ii) as an ordinary and necessary compensatory expense under Section 162 of the Code.

(h)                                 The Company and each of the Subsidiaries has disclosed to the IRS all positions taken on their federal income Tax Returns which, to the Knowledge of the Company, could give rise to a substantial understatement of Tax under Section 6662 of the Code and the Company and each of the Subsidiaries have not engaged in any transaction that, could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(i)                                     The unpaid Taxes of the Company and each of the Subsidiaries will not, as of the Closing Date, exceed the reserve for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between GAAP and Tax income) set forth on the face of the Base Balance Sheet, as such reserve may be adjusted to reflect operations in the ordinary course through the Closing Date.  The Company and each of the Subsidiaries has paid all estimated Taxes required to be paid as of the date such estimated Taxes became due, and such Taxes fully reflect the taxable income and gain of the Company and such Subsidiary for the periods to which such estimated Taxes relate.

(j)                                     Neither the Company nor any of the Subsidiaries will be required to include any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign Law) in taxable income for any Tax period ending after the Closing as a result of a change in accounting method , other than any such adjustment arising solely as a result of the Merger, for a Tax period beginning on or before the Closing.

(k)                                  Neither the Company nor any of the Subsidiaries has any income or gain (other than any such income or gain for which the resulting taxes have been included in the Financial Information or as a liability in the determination of Actual Working Capital) reportable for a taxable period ending after the Closing Date but attributable to (i) a transaction (e.g., an installment sale) occurring in, (ii) income accounted differently for GAAP and Tax for or (iii) a change in accounting method made for, a taxable period beginning prior to the Closing Date which resulted in a deferred reporting of income or gain from such transactions or a timing difference in the reporting of income or gain between Tax and GAAP accounting methods or from such change in accounting method.

(l)                                     Neither the Company nor any of the Subsidiaries has distributed stock of another entity, and have not had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(m)                               No tax asset or attribute of the Company or any of the Subsidiaries was subject to a limitation in Section 382 or 383 of the Code or similar provision of state, local, or foreign Law as of December 31, 2006 and to the Knowledge of the Company there are currently no such limitations.

(n)                                 No Company Option is, has been, or should have been, subject to taxation pursuant to Section 409A of the Code.

4.13                           Material Contracts.  Schedule 4.13 sets forth a true, complete and accurate list of the following types of Contracts to which the Company or any of the Subsidiaries is a party or subject to or bound by:

(a)                                  any Contract, including vendor or supply agreements, involving a commitment or payment by or to the Company or such Subsidiary in excess of $100,000;

(b)                                 any Contract involving an unperformed commitment in excess of $100,000 which is not cancelable by the Company or such Subsidiary without penalty on less than 90 days notice;

(c)                                  any Contract with any present or former shareholder, director, officer, employee, independent contractor or consultant for the employment or engagement of any such Person, including any independent contractor or consultant;

(d)                                 any Contract pursuant to which the Company or any of the Subsidiaries provides exclusivity or “Most Favored Nation” status to a third Person, or containing covenants limiting in any respect the freedom of the Company or the Subsidiaries or their respective Affiliates to compete in any line of business or geographic area or with any Person or entity or engaging in any particular business activities;

(e)                                  any Contract that purports to limit the ability of the Company or any Subsidiary to solicit or hire employees;

(f)                                    any Contract relating to the licensing, distribution, use, development, ownership, purchase or sale of any Intellectual Property Rights, excluding non-exclusive, commercially-available “off the shelf” licenses with annual fees of less than $100,000;

(g)                                 any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement, except for credit with vendors in the Ordinary Course of Business;

(h)                                 any joint venture, partnership, development or supply agreement or other agreement which involves a sharing of revenues, profits, Losses, costs or Liabilities by or of the Company or any of the Subsidiaries with any other Person;

(i)                                     any Contract that relates to employment or that requires any severance, change in control, termination or similar payment to any employee of the Company or the Subsidiaries or pursuant to which the Company or the Subsidiaries is or may become obligated to make any severance, bonus, change in control or other similar payment to any employee upon the consummation of the Transactions;

(j)                                     Contracts for the lease of any of the material assets of the Company or any Subsidiary;

(k)                                  any acquisition, merger, divestiture or similar agreement, other than vendor or supply agreements entered into in the Ordinary Course of Business; and

(l)                                     any Contract that is material to the Business of the Company and the Subsidiaries, taken as a whole.

All Contracts of the type described in (a) through (l) above (the “Material Contracts”) are valid and are in full force and effect and constitute legal, valid and binding obligations of the Company or a Subsidiary, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, and, assuming the valid authorization, execution and delivery by the other parties thereto, such Material Contracts are enforceable in accordance with their respective terms subject to the Bankruptcy and Equity Exception.  The Company has provided true, correct and complete copies of all the Material Contracts to Ticketmaster prior to the date of this Agreement. With respect to all Material Contracts that are oral in form, the Company has provided to Ticketmaster a complete and accurate summary of the material terms of such oral Contracts prior to the date hereof.  The Company has no Knowledge of any notice or threat to terminate any such Material Contracts by any Person, including any Affiliate of a Material Stockholder, and neither the Company or any Subsidiary is contemplating terminating such Material Contracts.  Neither the Company nor any of the Subsidiaries is and is not alleged to be in breach of or material default under any such Material Contract.  The Transactions will not result in any violation of or failure by the Company, or to the Knowledge of the Company, any other party to a Material Contract to comply with any applicable, Law or Permit.  Neither the Company nor any of the Subsidiaries is currently paying liquidated damages in lieu of performance under any Material Contract.

4.14                           Intellectual Property.

(a)                                  Schedule 4.14 contains a complete and accurate list of all registrations and applications and all material unregistered Intellectual Property Rights owned by the Company and the Subsidiaries.  Except as set forth in Schedule 4.14:

(i)                                     to the Knowledge of the Company, the Company owns all right, title and interest in and to, or possesses valid licenses or other rights to use, all Intellectual Property Rights currently necessary for the operation of the Business as now operated by the Company and the Subsidiaries; provided, that the terms of this clause (i) are subject to the terms of clause (a)(ii) of this Section 4.14;

(ii)                                  the Company owns all right, title and interest in and to, or possesses valid licenses or other rights to use, all material Intellectual Property Rights (including the Intellectual Property Rights listed on Schedule 4.14);

(iii)                               (A) to the Knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries currently used to conduct the Business do not infringe upon or otherwise violate any Intellectual Property Rights of others, (B) neither the Company nor any of the Subsidiaries has received any written communications alleging that the Company or any of the Subsidiaries has violated or, by conducting its business, would violate any third party rights, and (C) to the Knowledge of the Company, no third party is infringing on or otherwise violating the Intellectual Property Rights of the Company currently used to conduct the Business of the Company and the Subsidiaries;

(iv)                              neither the Company nor any of the Subsidiaries has embedded any Publicly Available Software in any of its Intellectual Property Rights, and neither the Company nor any of the Subsidiaries has used any Publicly Available Software in a manner that subjects any of its Intellectual Property Rights to the license obligations of any Publicly Available Software.

(b)                                 The Company and each of the Subsidiaries has used commercially reasonable efforts to maintain and protect its material trademarks and patents, as listed on Schedule 4.14(b), trade secrets and confidential and proprietary information.  The Company and each of its Subsidiaries has executed an agreement with all current and past employees and other Persons who contributed to its proprietary Intellectual Property Rights to, inter alia, assign all their rights therein to the Company or to a Subsidiary of the Company, as applicable.  Except as set forth on Schedule 4.14(b), neither the Company nor any of the Subsidiaries has directly or indirectly granted any rights, licenses or interests in, or allowed access to or the possession or use of the source code of any of the Intellectual Property Rights to or by any Person; and the Company has not provided or disclosed such source code to any Person, other than its employees on a “need to know” basis and subject to reasonable confidentiality measures.

(c)                                  With respect to the Company’s and each of the Subsidiaries software, databases, websites and systems (and the information stored therein and transmitted thereby):  (i) the Company and each of the Subsidiaries uses commercially reasonable efforts to protect their integrity and security and prevent their unauthorized use, access, corruption or interruption; (ii) such items are, to the Knowledge of the Company and except as set forth on Schedule 4.14(c), free from material errors, defects and bugs, and function substantially in accordance with their intended purpose and (iii) the Company and each of the Subsidiaries has taken commercially reasonable actions to document its software, databases, websites and systems and their operation in a manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.

(d)                                 The Company’s and each of the Subsidiaries’ use, license, sublicense and/or sale of any User Data collected from users of the Company’s or any of the Subsidiaries’ website(s) have complied in all material respects with the Company’s and the Subsidiaries, as the case may be, published privacy policy in effect at the time such User Data was collected (the “Privacy Policy”) and the Company and the Subsidiaries have provided to Ticketmaster prior to the date of this Agreement a copy of the Privacy Policy as currently in effect; the Company and each of the Subsidiaries have taken all commercially reasonable steps to protect its rights in the User Data.

4.15                           Litigation.  Except as set forth in Schedule 4.15, there is no Proceeding currently, and there has not been at any time in the past three years, pending (or threatened) before any Governmental Body (or, the Knowledge of the Company, currently threatened) against the Company or any of the Subsidiaries, their respective businesses, properties or assets or, against any officer, director, Stockholder or employee of the Company or any of the Subsidiaries in connection with such officer’s, director’s, stockholder’s or employee’s relationship with, or actions taken on behalf of, the Company or any of the Subsidiaries that, in any such case, (a) involves a claim in excess of $100,000, (b) involves a claim for an unspecified amount which if adversely determined could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (c) involves a claim by or related to an issuer, owner, vendor, broker or supplier to the Company or the Subsidiaries or a similar Person, or Inventory of the Company or the Subsidiaries, alleging improper resales or proposed resales or alleging that such resales or proposed resales are being conducted in violation of any Law, Material Contract or material Permit, (d) questions the validity of this Agreement or seeks to prevent or render unlawful the consummation of the Transactions, or (e) seeks injunctive relief.  Neither the Company nor any of the Subsidiaries is a party to or subject to the provisions of (and no officer, director, Stockholder or employee of the Company or any of the Subsidiaries is a party to or subject to the provisions of) any Order and there is no Proceeding by the Company or any of the Subsidiaries (or, by any officer, director, Stockholder or employee of the Company or any of the Subsidiaries) currently pending or which the Company or any of the Subsidiaries (or any officer, director, Stockholder or employee of the Company) intends to initiate.  Neither the Company nor any of the Subsidiaries (or any officer, director, Stockholder, or employee of the Company or the Subsidiaries) is a party to or the subject of any investigation or formal or informal inquiry by any Governmental Body against or relating to the Company or any Subsidiary.  For the avoidance of doubt, the term “Proceeding” as used herein includes any Proceeding with respect to Intellectual Property Rights, Employee Benefit Programs, Environmental Laws and insurance programs.

4.16                           Labor Matters.  Schedule 4.16 lists each of the directors and officers of each of the Company and the Subsidiaries.  Neither the Company nor any of the Subsidiaries is a party to any collective bargaining agreements, there are no labor unions or other organizations representing any employee of the Company or any of the Subsidiaries, and no labor unions or other organizations have filed a petition with the National Labor Relations Board or any other Governmental Body seeking certification as the collective bargaining representative of any employee of the Company or any of the Subsidiaries.  No labor union or organization is engaged in or threatening to engage in any organizing activity with respect to any employee of the Company or any of the Subsidiaries.  Neither the Company nor any of the Subsidiaries is delinquent in material payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of the Subsidiaries, as the case may be, or material amounts required to be reimbursed to such employees.  There are no strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing of a material nature that are pending or, to the Knowledge of the Company, threatened against or involving the Company or any of the Subsidiaries.  Neither the Company nor any of the Subsidiaries has Liability with respect to any misclassification of any person as (x) an independent contractor rather than as an employee, or with respect to any employee leased from another employer, or (y) an employee exempt from state or federal overtime regulation.

4.17                           Permits; Compliance with Laws.

(a)                                  The Company and each of the Subsidiaries and the conduct of the Business have not, at any time during the three years preceding the date of this Agreement, violated in any material respect any Law, Material Contract, material Permit or term or condition of the Privacy Policy, and each of the Company and the Subsidiaries is currently in compliance with all of the foregoing.  Neither the Company nor any of the Subsidiaries have, at any time during the three years preceding the date of this Agreement, received any written notice (or to the Knowledge of the Company, any oral notice) to the effect that it or the conduct of the Business is not in compliance in all material respects with any of the foregoing, and, to the Knowledge of the Company, there are no existing circumstances that are likely to result in any such violations. For the avoidance of doubt, the term (x) “Law” as used herein includes all Laws with respect to Intellectual Property Rights, the use of email or the Internet in marketing, Employee Benefit Programs, Environmental Laws and insurance programs and (y) “Permit”

refers to all Permits held or required to be held with respect to any Intellectual Property Rights, User Data, Environmental Laws and insurance programs.

(b)                                 Schedule 4.17(b) sets forth a complete list of all material Permits used, held for use or intended for use in the operation and conduct of the Business, all of which are in full force and effect as of the date hereof.  The Permits set forth on Schedule 4.17(b) constitute all of the material Permits necessary for the operation and conduct of the Business as currently conducted.  The Company and the Subsidiaries have not, and have not at any time during the three years preceding the date of this Agreement, committed any payment default or is otherwise in material default, or have received any notice of any claim of default, with respect to any such material Permit.  The Company and each Subsidiary, as applicable, own or possess such material Permits free and clear of all Encumbrances.  The Company has made available to Ticketmaster true, correct and complete copies of all material Permits set forth on Schedule 4.17(b) prior to the date hereof.

4.18                           Employee Benefit Programs.

(a)                                  Other than the Employee Benefit Programs identified in Schedule 4.18 attached hereto, neither the Company nor any of the Subsidiaries maintains, contributes to or has any Liability with respect to, or during the past five years maintained, contributed to or had any Liability with respect to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any fringe benefit, stock, equity-based compensation, phantom stock, bonus or incentive plan, severance pay or policy or agreement, retirement, pension, profit sharing or deferred compensation plan or agreement, or any similar plan or agreement or any plan or arrangement providing compensation to employees, independent contractors or non-employee directors of the Company or any of the Subsidiaries (an “Employee Benefit Program”).  The terms and operation of each such Employee Benefit Program comply and have heretofore complied in all material respects with all applicable Laws relating to each such Employee Benefit Program and has been maintained and administered in all material respects in compliance with its terms.  There are no unfunded obligations of the Company or any of the Subsidiaries under any Employee Benefit Program that have not been accrued on the Base Balance Sheet.  Except as described in Schedule 4.18, neither the Company nor any of the Subsidiaries has maintained or contributed to or has any Liability with respect to, any Employee Benefit Program providing or promising any health or other non-pension benefits to employees after their employment terminates other than as required by part 6 of subtitle B of Title I of ERISA.  With respect to any Employee Benefit Program, there has occurred no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any duty under ERISA or other applicable Law that could result, directly or indirectly, in any Taxes, penalties or other Liability to the Company or any of the Subsidiaries.  No Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any such Employee Benefit Program

(b)                                 Each Employee Benefit Program that has ever been maintained by the Company, the Subsidiaries or any of their Affiliates and that has been intended to qualify under Section 401(a) or 501(c)(9) of the Code has been determined by the IRS or pursuant to regulations, notices, rulings or other IRS pronouncements to be so qualified, or is maintained pursuant to a volume submitter or prototype document.  Each such Employee Benefit Program has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Benefit Program through and including the Closing Date (or, if earlier, the date that all of such Employee Benefit Program’s assets were distributed), and to the Knowledge of the Company, no event or omission has occurred which would cause any such Employee Benefit Program to lose its qualification under the applicable Code section.  Neither the Company nor any of the Subsidiaries has maintained, sponsored, contributed to or had any Liability with respect to any Employee Benefit Program which has been subject to Title IV of ERISA or Code Section 412 or ERISA Section 302, including, but not limited to, any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA).  Except for the Subsidiaries of the Company, there is no other entity that would be deemed a single employer with the Company under ERISA Section 4001(b) or part of the same “Controlled Group” as the Company for purposes of ERISA Section 302(d)(8)(C).  Except as set forth on Schedule 4.18(b) no Employee Benefit Program provides for the payment, increase, acceleration or provision of any amount or benefit upon the occurrence of any Transactions, or approval of this Agreement or the Transactions, either alone or in connection with a subsequent event.  No Employee Benefit Program is maintained outside the jurisdiction of the United States or covers any employee residing or working outside of the United States.

(c)                                  Each Employee Benefit Program that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409(A)(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409(A) of the Code and all applicable IRS guidance promulgated thereunder and as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

4.19                           Brokers.

(a)                                  Schedule 4.19(a) sets forth (i) the name of each of the top 20 brokers and suppliers (as determined by revenue) of the Company and the Subsidiaries for the 12 months ended September 30, 2007 and (ii) the total amount of Tickets sold by each broker or supplier in such period.

(b)                                 No brokers or suppliers listed on Schedule 4.19(a) (i) has terminated, or threatened to terminate, its relationship with the Company or any of the Subsidiaries or (ii) has, during the last three years, decreased materially or, to the Knowledge of the Company, has threatened to decrease materially, its services, its supplies or materials to the Company or any of the Subsidiaries or its useage of the Company’s or any of the Subsidiaries’ services or products in connection with the Ordinary Course.  To the Knowledge of the Company, the Transactions will not adversely affect the relationship of the Company or any of the Subsidiaries with any such brokers or suppliers.

4.20                           Insurance Coverage.  Schedule 4.20 contains an accurate listing of the insurance policies currently maintained by the Company and the Subsidiaries.  Such policies are in full force and effect on the date hereof, and will continue to be in full force and effect immediately following the consummation of the Transactions.  No notice of cancellation or non-renewal with respect to, or disallowance of any claim under, any such policy or binder has been received by the Company or any of the Subsidiaries, and to the Company’s Knowledge, there is no threatened cancellation, non-renewal, disallowance or reduction in coverage or claim with respect to any of such policies.

4.21                           Investment Banking; Brokerage.  There are no Contracts relating to the payment of investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the Transactions payable by the Company or any of the Subsidiaries or based on any arrangement or agreement made by or on behalf of the Company or any of the Subsidiaries.

4.22                           Environmental Matters.  Except as set forth in Schedule 4.22, (a) none of the Company or any of the Subsidiaries is subject to or has pending against it any, and to the Knowledge of the Company there is no threatened Proceeding or Order under or relating to any Environmental Law and the Company has not received any written notice with respect to the business of, or any property owned or leased by, such entity from any Governmental Body or third party alleging that such entity is not in compliance with, or is subject to Liability under, any Environmental Law which noncompliance or Liability remains unresolved, (c) with respect to any real property used by the Company or any of the Subsidiaries as lessee or sublessee or any other property or facility currently or formerly owned, leased or operated by any of the Company and the Subsidiaries, to the Knowledge of the Company, there has been no release or threatened release of any Hazardous Substance either in excess of a reportable quantity, which remains unresolved or as would otherwise reasonably be expected to result in any material Liability to the Company under or relating to any Environmental Law, and (d) to the Knowledge of the Company, none of the Company or the Subsidiaries has assumed any material Liability or obligation of any other Person under or relating to any Environmental Law.  The Company has provided all environmental audits, assessments, reports, studies, investigations or analyses in its possession or control relating to any real property leased by the Company or any of the Subsidiaries.

4.23                           Inventory.  All Inventory of each of the Company and the Subsidiaries (i) is of a quality and quantity usable and saleable in the Ordinary Course of Business, (ii) is fairly reflected on the books and records of the Company, including the Financial Information, in accordance with GAAP, (iii) except as set forth on Schedule 4.23, as of January 3, 2008, is being held by the Company or the Subsidiaries (and no such Inventory is being held by any other Person on a consignment basis), (iv) to the Knowledge of the Company, since January 1, 2007, has been obtained through lawful means from an issuer, owner, vendor, broker, supplier or similar Person without violation or breach of any Law, material Permit or Material Contract and (v) is and will be of quantities sufficient for the normal operation of the business of the Company and the Subsidiaries consistent with their respective past practice.  The Company and the Subsidiaries have good and valid ownership, right, title and interest in and to, and have a valid right to use, the Tickets and other Inventory and the consummation of the Transactions will not in any way affect or impair such ownership rights or the Company’s ability to use such Tickets and other Inventory.

4.24                           Accounts Receivable.  All of the Accounts Receivable owing to the Company or any of the Subsidiaries constitute valid and enforceable claims that have arisen from bona fide transactions in the Ordinary Course of Business.  To the Knowledge of the Company, there are no known or asserted claims, refusals to pay or other rights of set-off against any such Accounts

Receivable other than such as have arisen or will arise in the Ordinary Course of Business and, except as otherwise set forth on Schedule 4.24, have been recorded on the books and records of the Company in accordance with GAAP and for which adequate reserves have been established on the Base Balance Sheet.  Except as set forth on Schedule 4.24: (a) no account debtor is delinquent in its payment to the Company or any of the Subsidiaries by more than 90 days, (b) no Account Receivable has been referred by the Company or any of the Subsidiaries for collection, (c) to the Knowledge of the Company, no account debtor is insolvent or bankrupt, (d) no Account Receivable has been pledged to any third party by the Company or any of the Subsidiaries, and (e) no third party financing or credit source for any customer of the Company or any of the Subsidiaries has disputed, on such customer’s behalf, amounts owed in respect of any material Account Receivable.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE MATERIAL STOCKHOLDERS

In order to induce Ticketmaster and Merger Sub to enter into this Agreement and consummate the Transactions, each Material Stockholder party hereto, severally but not jointly and severally, and on behalf of himself, herself or itself only, hereby makes to Ticketmaster and Merger Sub, the representations and warranties specified as being made by such Material Stockholder in this Article V, in each case as of the date hereof and as of the Closing Date:

5.1                                 Organization and Corporate Power.  Each Material Stockholder (other than natural Persons) is duly organized, validly existing and in good standing under the Laws of its state of formation.  Each Material Stockholder (other than natural Persons) has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party, or specified to be one, and the performance of the transactions contemplated hereby and thereby.

5.2                                 Due Authorization and No Conflict.  This Agreement is, and, upon execution and delivery by each Material Stockholder pursuant to the terms hereof, all other Transaction Documents required to be executed and delivered by such Material Stockholder pursuant hereto at Closing will be, valid and binding obligations of such Material Stockholder, enforceable against such Material Stockholder in accordance with their respective terms, subject to the effect, if any, of the Bankruptcy and Equity Exception.  The execution, delivery and performance of this Agreement and all other Transaction Documents to be executed and delivered by each Material Stockholder pursuant hereto, and the performance by such Material Stockholder of the Transactions contemplated to be performed by such Material Stockholder have been duly authorized by all necessary corporate and stockholder action of the Material Stockholder, if applicable.  No further action by the Material Stockholder or, if applicable, Affiliates thereof, is necessary to authorize this Agreement or any of the other Transaction Documents or to consummate any of the Transactions.  Except (a) as set forth in Schedule 5.2, the execution and delivery by each Material Stockholder of this Agreement and all other Transaction Documents executed and delivered by such Material Stockholder pursuant hereto and the performance by such Material Stockholder of the Transactions contemplated to be performed by such Material Stockholder, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of the Material Stockholder’s Fundamental Documents, if

applicable, or cause the creation of any Encumbrance upon any of the assets of such Material Stockholder, (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law applicable to such Material Stockholder, (iii) require from any Governmental Body or other third party any Consent or (iv) materially violate or result in a material violation of, or materially conflict with or constitute or result in a material violation of or material default (whether after the giving of notice, lapse of time or both) under, accelerate or modify any material right or obligation under, or give rise to a right of termination, acceleration or modification of, any Contract, material Permit, material license or other material obligation to which such Material Stockholder or any of his or her or its assets are bound, subject to or affected.

5.3                                 Ownership.  Such Material Stockholder is the sole record owner of the shares of Common Stock, Preferred Stock, Company Options and/or Company Warrants set forth opposite such Stockholder’s name on Exhibit A attached hereto free and clear of any Encumbrances. The Common Stock, Preferred Stock, Company Options and/or Company Warrants set forth opposite such Material Stockholder’s name on Exhibit A attached represent all of the shares of Common Stock, Preferred Stock, Company Options and/or Company Warrants owned by such Material Stockholder.

5.4                                 No Litigation.  There are no Proceedings by any Governmental Body or any other Person pending or, to the knowledge of such Material Stockholder, threatened, or any which would reasonably be expected to have a material adverse effect on the ability of such Material Stockholder to perform his, her or its obligations, or to consummate the Transactions, nor is there any Order outstanding against such Material Stockholder or any of its Affiliates that would or would reasonably be expected to have a material adverse effect on the ability of such Material Stockholder to consummate the Transactions.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF TICKETMASTER AND MERGER SUB

In order to induce the Company and the Material Stockholders party hereto to enter into this Agreement, Ticketmaster and Merger Sub hereby jointly and severally make to the Company and the Stockholders the representations and warranties contained in this Article VI:

6.1                                 Organization and Corporate Power.  Each of Ticketmaster and Merger Sub is a limited liability company or corporation, as the case may be, duly organized, validly existing and in good standing under the Laws of its state of formation and has all required power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the other Transaction Documents to which it is a party and to carry out the Transactions.

6.2                                 Authority and Non-Contravention.  Each of Ticketmaster and Merger Sub has full right, authority and power under its Fundamental Documents to enter into this Agreement and the other Transaction Documents executed by Ticketmaster or Merger Sub, as the case may be, pursuant hereto and to carry out the Transactions.  This Agreement and the Transaction Documents executed by each of Ticketmaster or Merger Sub pursuant hereto are valid and binding obligations of each of Ticketmaster or Merger Sub, as the case may be, enforceable against such party in accordance with their respective terms, subject to the effect, if any, of the Bankruptcy and Equity Exception.  The execution, delivery and performance of this Agreement and Transaction Documents executed by Ticketmaster or Merger Sub pursuant hereto have been duly authorized by all necessary corporate, limited liability company, shareholder and/or member action, as applicable under each such party’s charter and by-laws.  No further action by Ticketmaster, Merger Sub, or any of their officers, board, members or managers is necessary to authorize this Agreement or any of the other Transaction Documents or to consummate any of the Transactions.  The execution, delivery and performance by Ticketmaster and Merger Sub of this Agreement and Transaction Documents to be executed and delivered by Ticketmaster or Merger Sub pursuant hereto, and the consummation of the Transactions, do not and will not: (a) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of Ticketmaster’s or Merger Sub’s Fundamental Documents; (b) violate, conflict with or result in a violation of, or in any material respect constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, Contract, Permit or any restriction imposed by, any Governmental Body that is applicable to Ticketmaster or Merger Sub; (c) except as set forth on Schedule 6.2 require from Ticketmaster or Merger Sub any Consent of any third party; or (d) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material Contract, Permit, license, authorization or other obligation to which Ticketmaster or Merger Sub is a party or by which Ticketmaster or Merger Sub or assets of either are bound.

6.3                                 Capitalization of the Surviving Corporation.

(a)                                  The authorized capital stock of the Surviving Corporation as of the Effective Time consists of 10,000,000 shares of Common Stock, of which only the shares held by Ticketmaster issued pursuant to Section 3.1(a) shall be issued and outstanding as of the Effective Time (the “Ticketmaster Shares”).  Other than the Ticketmaster Shares and the Rollover Options, as of the Effective Time, there shall be no outstanding equity securities, subscriptions, options, warrants, commitments, preemptive rights, agreements, arrangements or commitments of any kind relating to the issuance, redemption or sale of, nor are there any outstanding securities convertible into, redeemable or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Surviving Corporation, nor is the Surviving Corporation subject to any obligation, agreement, commitment or understanding to enter into any such subscription, option, warrant, commitment, preemptive rights, agreement, arrangement or other commitment of any kind or to issue any of such securities, except in each case as set forth in the Stockholders’ Agreement.  As of the Effective Time, all of the outstanding shares of capital stock of the Surviving Corporation shall have been duly and validly authorized and issued, and shall be fully paid and non-assessable, and have been offered, issued, sold and delivered in compliance with applicable federal and state securities Laws (or pursuant to exemptions from such Laws).

(b)                                 Except as set forth in the Stockholders’ Agreement, as of the Effective Time, there shall be no outstanding subscriptions, options, warrants, commitments, preemptive rights, agreements, arrangements or commitments of any kind relating to the issuance, redemption or sale of, nor shall there by any outstanding securities convertible into, redeemable or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Surviving Corporation, nor shall the Surviving Corporation be subject to any obligation, agreement, commitment or understanding to enter into any such subscription, option, warrant, commitment, preemptive rights, agreement, arrangement or other commitment of any kind or to issue any of such securities.  Except as set forth in the Stockholders’ Agreement, as of the Effective Time the Surviving Corporation shall have no obligation to purchase, redeem, or otherwise acquire any of its capital stock or any interests therein.

6.4                                 Financial Capability.  At the Closing Date, Ticketmaster shall have all of the funds necessary to pay the Initial Merger Consideration and any other payments contemplated to be paid by Ticketmaster in this Agreement.

6.5                                 No Litigation.  There are no Proceedings by any Governmental Body or any other Person pending or, to the knowledge of Ticketmaster or Merger Sub, threatened in writing which would reasonably be expected to have a material adverse effect on the ability of Ticketmaster or Merger Sub to consummate the Transactions, nor is there any judgment outstanding against Ticketmaster, Merger Sub or any of their Affiliates that would or would reasonably be expected to have a material adverse effect on the ability of Ticketmaster or Merger Sub to consummate the Transactions.

6.6                                 Investment Banking; Brokerage.  There are no Contracts relating to the payment of any investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the Transactions payable by Ticketmaster, Merger Sub or any of their respective Affiliates.

ARTICLE VII
COVENANTS

7.1                                 Interim Operations of the Company.

(a)                                  Except as may be consented to in writing by Ticketmaster, which consent shall not be unreasonably withheld, or except as specifically contemplated by this Agreement, the Company hereby covenants to Ticketmaster and Merger Sub that, during the period commencing on the date of this Agreement and ending on the earlier to occur of (a) the Closing Date or (b) the termination of this Agreement in accordance with Article IX (the “Interim Period”), the Company shall conduct the Business only in the Ordinary Course of Business and shall use reasonable commercial efforts to (i) keep and cause any Subsidiary to keep the Business substantially intact, including its present operations and Inventory levels and relationship with suppliers, brokers, customers and employees, (ii) preserve intact the Company’s goodwill and present business organization, (iii) keep available the services of its current officers and employees, (iv) preserve satisfactory relationships with customers, suppliers, brokers and others having business dealings with it and (iv) take no action which would reasonably be expected to materially and adversely affect the ability of the Company or any other party hereto to consummate the Transactions.

(b)                                 Notwithstanding the terms of Section 7.1(a), except as contemplated by this Agreement or as set forth in Schedule 7.1(b), the Company shall not, and shall not permit any Subsidiary to, do or agree to do any of the following without the prior written consent of Ticketmaster, which consent shall not be unreasonably withheld:

(i)                                     purchase, sell, license, lease or otherwise dispose of or acquire, or enter into any agreement or other arrangement for the purchase, sale, license, lease or other disposition or acquisition of, any properties, rights or assets, including any Intellectual Property Rights, except for purchases and sales of Inventory in the Ordinary Course;

(ii)                                  declare, set aside or pay any cash dividends, or make any other cash distributions in respect of its capital stock, directly or indirectly redeem, purchase or otherwise acquire its own capital stock; provided, that the Company or the Subsidiaries shall be permitted to undertake any of the foregoing actions provided that immediately after giving effect to any such action, the Company and the Subsidiaries have cash and Cash Equivalents of not less than $4,000,000;

(iii)                               enter into any merger, consolidation, reorganization or similar agreement;

(iv)                              issue, sell or dispose of any shares of capital stock, other ownership interest or debt, or any grant, option, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any shares of the capital stock, other ownership interest or debt of the Company or authorize any of the foregoing, except as provided by any Contract in effect as of the date hereof between the Company (or any of the Subsidiaries) and an employee or independent contractor set forth on Schedule 7.1(b); or

(v)                                 permit any transfers of shares of capital stock of any Subsidiary of the Company or effect or permit any Subsidiary to effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization;

(vi)                              issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently, or otherwise) any Indebtedness; provided, that the Company and the Subsidiaries shall be permitted to incur Indebtedness for borrowed money in the Ordinary Course in an amount not to exceed, either individually or in the aggregate, $250,000;

(vii)                           make any change in the compensation payable or to become payable, or benefits provided or to be provided, to any of its officers, independent contractors or employees or make any equity based-award or bonus payments or enter into any bonus arrangements with any of such officers, independent contractors or employees, or establish, create, amend or terminate any employment, benefit, bonus, pension, deferred compensation or severance arrangement of any of the foregoing; provided, that notwithstanding anything to the contrary contained herein, Ticketmaster’s consent, in its sole discretion, shall be required for the Company to take any actions contemplated by this Section 7.1(b)(vii);

(viii)                        incur any Liability with respect to the obligations of any Person (other than the Company or one of the Subsidiaries) or cancel any debt or claim owing to, or waive any right, including any write-off or compromise of any Accounts Receivable;

(ix)                                make any change in accounting methods or practices, collection policies, pricing policies or payment policies, except as required by a change in GAAP or applicable Law;

(x)                                   amend the charter or bylaws of the Company or any Subsidiary;

(xi)                                enter into any new line of business, or materially change any existing line of business that they are currently engaged in;

(xii)                             enter into, amend, modify, cancel or terminate, or allow or cause to lapse, accelerate or expire, any Material Contract, other than expirations or terminations pursuant to the anticipated expiration of the term of any such Contract or the renewal of any such Contract at the end of the anticipated expiration thereof without having provided Ticketmaster’s counsel notice of its intention to do so at least ten Business Days prior to entering, renewing, or terminating the Material Contract.  Such notice shall set forth all the material terms of the proposed Material Contract, or amendment(s) or renewal terms of the Material Contract, as applicable;

(xiii)                          make or change any material Tax election, file any amended material Tax Return, enter into any closing agreement, settle or compromise any Proceeding with respect to any Tax claim or assessment relating to the Company, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, change an annual accounting period, adopt any material accounting method (including any material Tax accounting method) or change any accounting method (including any material Tax accounting method); or

(xiv)                         enter into any Contract or agreement to take any of the actions set forth in clauses (i) through (xiii) above.

7.2                                 Access.  During the Interim Period, the Company shall, and shall cause the Subsidiaries to, (a) give Ticketmaster, Merger Sub and their respective Representatives reasonable access to all of its books, records, personnel, offices and other facilities and properties, (b) permit Ticketmaster, Merger Sub and their respective Representatives to make such copies and inspections thereof as may reasonably be requested, and (c) cause its officers, directors, employees and their Representatives to furnish Ticketmaster, Merger Sub and their respective Representatives with such financial and operating data and other information with respect to the Business as Ticketmaster, Merger Sub and their respective Representatives may from time to time reasonably request; provided, that any such access shall be conducted upon reasonable notice, at reasonable times and in such a manner as to maintain the confidentiality of this Agreement and the Transactions and not to unreasonably interfere with the normal operation of the Business.  No investigation by Ticketmaster, Merger Sub, or any of their Representatives and no receipt of information by Ticketmaster, Merger Sub or their Representatives shall operate as a waiver or otherwise affect any representations or warranty of the Company or any Material Stockholder or any covenant or other provision in this Agreement or any other Transaction Document.

7.3                                 Information Rights.  During the Interim Period, the Company shall provide Ticketmaster with copies of all monthly and quarterly statements of operations, balance sheets, statements of income, cash flow statements, stockholder’s equity and any other financial statements and accounting information that the Company and the Subsidiaries currently prepare in the Ordinary Course of Business, promptly after the preparation of such financial information by the Company or the Subsidiaries and distribution to its executive management team and board of directors.

7.4                                 Confidentiality.

(a)                                  Each party hereto acknowledges and agrees that from and after the Effective Time, no such party nor any of any of its Representatives or Affiliates shall use for any purpose, or shall disclose, any confidential or proprietary information of the Company, the Surviving Corporation or any the Subsidiaries to any Person (other than its Representatives) without the prior written consent of Ticketmaster; provided, however, that the foregoing restriction shall not apply to (i) any information which is or becomes publicly known through no fault of any Stockholder or which is lawfully obtained from a third party that is not bound by a contractual, legal or other confidentiality obligation to Ticketmaster, the Company, the Surviving Corporation, or any of the Subsidiaries, (ii) any disclosure required by applicable Law or in connection with the enforcement of any Stockholder’s rights under this Agreement or any other Transaction Document.  Each Stockholder shall use commercially reasonable efforts to ensure that their respective Representatives comply with the undertakings in this Section 7.4; provided that, in any event, such Stockholder shall be responsible for any breach of the terms hereof by any of its representatives.  The provisions of this Section 7.4 shall terminate on the date that is two years from the Closing Date.  The parties acknowledge that the Non-Disclosure Agreement dated as of September 10, 2007 between the Company and Ticketmaster shall remain in full force and effect through the Effective Time.

(b)                                 Each Stockholder agrees that in the event of a breach of this Section 7.4, the damage or imminent damage to the value and the goodwill of Ticketmaster, the Surviving Corporation, the Company and its Subsidiaries shall be inestimable and that therefore any remedy at Law or in damages would be inadequate.  Accordingly, each Stockholder agrees that Ticketmaster and its Affiliates (without the necessity of posting any bond or other security), in addition to damages incurred by reason of any such breach, be entitled to injunctive relief, including specific performance, with respect to any such breach in any court of competent jurisdiction against such Stockholder or any of its representative or Affiliates.  The duration of the restrictions set forth in this Section 7.4 as applicable to such Stockholder shall be extended by a period of time equal to the number of days, if any, during which such Stockholder is in violation of this covenant.

7.5                                 Efforts and Actions of the Parties.

(a)                                  During the Interim Period, upon the terms and subject to the conditions of this Agreement and in addition to any other covenants set forth in this Agreement, each party hereby agrees to use reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable Laws) to cause the Closing to occur and to consummate the Transactions as promptly as practicable, including (i) preparing and filing of all forms, registrations and notices required to be filed by such party to consummate the Closings, (ii) in the case of the Company, filing the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the taking of such other actions as are reasonably necessary for such party to make any other closing deliveries or to obtain any other requisite Consents, (iv) taking such actions as are necessary in order for the Warrants to be treated in the manner described in Section 3.1(f) and (v) the taking of such other actions as are necessary to satisfy the conditions set forth in Article VIII.

(b)                                 Notwithstanding the foregoing, each of the Company, Ticketmaster and Merger Sub will make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event on or before five Business Days after the date hereof, and will supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act.  Each of the Company, Ticketmaster and Merger Sub shall use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including requesting early termination of the applicable waiting periods; provided, however, that neither Ticketmaster nor the Company shall be required to agree to any material divestiture by Ticketmaster or the Company or any of their Subsidiaries or Affiliates of shares of capital stock or of any material portion of the business, assets or property of Ticketmaster or the Subsidiaries or Affiliates or of the Company or its Affiliates.  Except where prohibited by applicable Law or by any Governmental Body, each party shall consult with the other prior to taking a position with respect to any such filing, shall permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, other materials, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body in connection with any Proceedings in connection with this Agreement, coordinate with the other party in preparing and providing such information and promptly provide the other party (or its counsel) copies of all filings, presentations and submissions (and a summary of oral presentations) made by the that party with any Governmental Body in connection with this Agreement and the Transactions.  In addition, except where prohibited by applicable Law, in no event shall the Company or Ticketmaster, or any of such party’s Affiliates, Subsidiaries or Representatives engage in any material discussions or negotiations with any Governmental Body in connection with the Transactions unless the other party and its Representatives are present in such discussions or negotiations.  Each of Ticketmaster and the Company also agrees that in no event shall it or any of its Representatives, Subsidiaries or Affiliates make any material agreement, including any agreement regarding any divestiture by Ticketmaster or the Company or any of their Subsidiaries or Affiliates of shares of capital stock or of any portion of the business, assets or property of Ticketmaster or of the Company or their Subsidiaries or Affiliates, with any Governmental Body in connection with the Transactions without the prior written consent of the other party.  The terms of this Section 7.5(b) are the only terms applicable to the obligations of the parties to obtain the Consents necessary to satisfy the conditions in Section 8.1(b).

(c)                                  Further, each of the Material Stockholders, the Stockholders’ Representative, the Company, Ticketmaster and Merger Sub shall, from time to time and without further consideration, either before or after the Closing, execute such further instruments and take such other actions as any other party hereto shall reasonably request in order to fulfill his, her or its respective obligations under any of the Transaction Documents, to effectuate the purposes of the Transaction Documents and to provide for the orderly and efficient transition of the Business following the Closing.

7.6                                 Exclusivity.

(a)                                          During the Interim Period, none of the Material Stockholders, the Company or any Subsidiary will, including through any Representative or any Affiliate of any such Person, directly or indirectly, (i) discuss, encourage, facilitate, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any of the Subsidiaries or any ownership interests of the Company or any of the Subsidiaries other than the Transactions (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or the Subsidiaries in connection with an Acquisition Transaction that the Company reasonably believes is in connection with a potential Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)                                         The applicable Material Stockholder or the Company, as the case may be, shall notify Ticketmaster orally and in writing promptly (but in no event later than 24 hours) after receipt by the Company, a Subsidiary, any Material Stockholder, or any Representative or any Affiliate of any such Person, of any proposal, offer or inquiry from any Person other than Ticketmaster to effect an Acquisition Transaction or any request for non-public information relating to the Company or any of the Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary that the Company reasonably believes is in connection with a potential Acquisition Transaction by any Person other than Ticketmaster and its Affiliates and Representatives.  Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Company or a Subsidiary, as applicable, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any such written proposals or offers or amendments or supplements thereto.  The applicable Material Stockholder or the Company, as the case may be, shall keep Ticketmaster informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request (including any change to the purchase price contained therein).

(c)                                          The Company and the Material Stockholders shall, and shall cause his, her or its respective Representatives or Affiliates to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Ticketmaster) conducted heretofore with respect to any Acquisition Transaction.  The Company shall not release any third party from the confidentiality and standstill provisions of any Contract to which the Company or any Subsidiary is a party.

(d)                                         The Material Stockholders and the Company acknowledge that, in the event of a breach of this Section 7.6, the damage or imminent damage to the value and the goodwill of Ticketmaster shall be inestimable and that therefore any remedy at Law or in damages would be inadequate.  Accordingly, the parties hereto agree that, following prior written notice to the applicable Material Stockholder or the Company, Ticketmaster shall (without the necessity of posting any bond or other security), in addition to Losses incurred by reason of any such breach, be entitled to injunctive relief, including specific performance, with respect to any such breach against the breaching party.

7.7                                 Covenant Not to Compete; Non-Solicitation; Retained Information.

(a)                                  The Company and each Material Stockholder party hereto acknowledge that (i) Ticketmaster and Merger Sub would not have entered into this Agreement but for the agreements and covenants contained in this Section 7.7 and (ii) the agreements and covenants contained in this Section 7.7 are essential to protect the business and goodwill of the Surviving Corporation and the Business after the Closing.

(b)                                 To induce Ticketmaster and Merger Sub to enter into this Agreement, each Material Stockholder set forth on Schedule 7.7(b)(i) (each such Material Stockholder, a “Management Restricted Stockholder”) covenants and agrees that, during the period commencing on the Closing and ending on the third anniversary of the Closing (the “Management Restricted Period”), and each Material Stockholder set forth on Schedule 7.7(b)(ii) (each such Material Stockholder, an “Investor Restricted Stockholder”) covenants and agrees that, during the period commencing on the Closing and ending on the one-year anniversary of the Closing (the “Investor Restricted Period”), each such Management Restricted Stockholder and each such Investor Restricted Stockholder shall not, and shall cause his, her or its respective Affiliates not to, directly or indirectly, anywhere in North America, for the relevant period referenced above in this Section 7.7(b):

(i)                                     form, organize or otherwise establish or create any Ticket brokering business or Ticket trading platform that competes directly or indirectly with the Business;

(ii)                                  operate, sponsor or purchase or participate in any Ticket brokering business or Ticket trading platform that competes directly or indirectly with the Business;

(iii)                               engage in any other business or activity that competes directly or indirectly with the Business;

(iv)                              enter the employ of, consult with, render services for, or otherwise advise or represent any Person engaged in any business that competes directly or indirectly with the Business; or

(v)                                 have any interest in any Person engaged in any business that competes directly or indirectly with the Business as an owner, partner, shareholder, director, officer or consultant;

provided, however, that each Management Restricted Stockholder and each Investor Restricted

Stockholder may (x) own, directly or indirectly, solely as an investment, securities of any Person that is publicly traded as long as the Management Restricted Stockholder or Investor Restricted Stockholder (A) is not a controlling person of, or a member of a group that Controls, such Person and (B) does not, directly or indirectly, own 2% or more of any class of securities of such Person; provided further, that the covenants and restrictions set forth in this Section 7.7(b) shall not apply to portfolio companies in which the Investor Restricted Stockholders have current investments (“Existing Portfolio Companies”) or future investments by the Investor Restricted Stockholders in Existing Portfolio Companies.

(c)                                  During the Management Restricted Period or the Investor Restricted Period, as applicable, each Management Restricted Stockholder or Investor Restricted Stockholder, as applicable, shall not, and shall cause their respective Affiliates to not, in each case, directly or indirectly, anywhere in North America, (i) solicit or encourage any employee of the Surviving Corporation or any of its Affiliates to leave the employment of the Surviving Corporation or such Affiliate, or in any way interfere with the relationship between the Surviving Corporation or such Affiliate, on the one hand, and any such employee, on the other hand, (ii) hire any Person who currently is, or at any time after the date hereof becomes, an employee of the Surviving Corporation or its Affiliates, (iii) induce or attempt to induce any customer, supplier, vendor, broker, issuer, licensee, advertiser or other Person with whom the Company or such Restricted Stockholder currently has, or at any time after the date hereof with whom the Surviving Corporation or any of its Affiliates shall have, a business relationship (in each case with respect to the Business) to cease doing or reduce business with the Surviving Corporation or such Affiliate, or in any way interfere with or adversely affect the relationship between any such issuer, owner, vendor, broker, supplier or similar Person, on the one hand, and the Surviving Corporation or such Affiliate, on the other hand, other than in the ordinary course of business on behalf of the Surviving Corporation or its Affiliates or (iv) disparage, defame, libel or slander the Surviving Corporation, Ticketmaster or any of their Affiliates or Representatives.

(d)                                 In the event that the provisions of this Section 7.7 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the extent and only to the extent that they are deemed to have the broadest and most comprehensive applicability in all respects permitted by applicable Law.  Each of the Management Restricted Stockholders and Investor Restricted Stockholders, as applicable,  specifically acknowledges and agrees that such Person has received adequate consideration in exchange for entering into these covenants, the foregoing restrictions are reasonable and necessary to protect the legitimate interests of Ticketmaster, the Company and the Surviving Corporation, including the goodwill that Ticketmaster and Merger Sub shall be purchasing from the Material Stockholders pursuant to the Transactions, that Ticketmaster and Merger Sub would not have entered into this Agreement in the absence of such restrictions, that any violation of such restrictions will result in irreparable injury to Ticketmaster and the Surviving Corporation or the Company or all of the preceding entities, that the remedy at Law for any breach of the foregoing restrictions will be inadequate, and that, in the event of any such breach, Ticketmaster, the Surviving Corporation or the Company, in addition to any other relief available to it, shall be entitled to temporary injunctive relief before trial from any court of competent jurisdiction as a matter of course and to permanent injunctive relief without the necessity of proving actual damages.

7.8                                 Notice of Certain Events.

(a)                                  Each of the Company, each Material Stockholder party hereto and Ticketmaster shall give prompt written notice to each other party of (i) the occurrence or nonoccurrence of any event causing any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material adverse respect at or prior to the Closing Date, and (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not serve to cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)                                 The Company shall promptly inform Ticketmaster of the initiation of any Proceeding that has had or reasonably could be expected to have a Material Adverse Effect and of any significant developments with respect to any such Proceeding or any Proceeding in existence on the date hereof.  In addition, each of the Company, each Material Stockholder, Ticketmaster and Merger Sub shall give notice to the other party of the occurrence after the date hereof or the non-occurrence after the date hereof of any event that would reasonably be expected to prevent the satisfaction of any of the conditions set forth in Article VIII, it being understood that such notice does not modify any representation, warranty or covenant contained in this Agreement.

7.9                                 Release.  Effective as of the Closing Date, in consideration of the mutual covenants and agreements contained herein, including the consideration to be received by the Material Stockholders hereunder, each Material Stockholder hereby irrevocably releases and forever discharges Ticketmaster, Merger Sub, the Surviving Corporation, the Company, the Subsidiaries and their respective Subsidiaries, Affiliates, divisions and predecessors and their respective past and present directors, officers, employees and agents, and each of their respective successors, heirs, assigns, executors and administrators (collectively, the “Released Persons”) of and from any and all manner of action and actions, cause and causes of action, suits, rights, debts, dues, sums of money, accounts, bonds, bills, covenants, contracts, controversies, omissions, promises, variances, trespasses, Losses, judgments, executions, claims and demands whatsoever, in Law or in equity which such Material Stockholder ever had, now has or which it hereafter can, shall or may have, against the Released Persons, whether known or unknown, suspected or unsuspected, matured or unmatured, fixed or contingent, for, upon or by reason of any matter relating to the Company or the Business arising at any time on or prior to the Closing Date whether in his, her or its capacity as a Material Stockholder, an employee (to the extent the Material Stockholder is or was employed by the Company) or otherwise and the Released Persons shall not have Liability with respect thereto; provided, that such release shall not cover claims or Liabilities (i) for indemnification or contribution, in any Material Stockholder’s capacity as an officer or director of the Company, under the DGCL or the Company’s Fundamental Documents, (ii) under any insurance policy of the Company in effect as of the Closing, (iii) as to accrued but unpaid benefits as of the Closing under any Employee Benefit Program of the Company, (iv) with respect to salaries and expenses that have accrued in the Ordinary Course of Business and with respect to accrued vacation and sick pay, or (v) for amounts owed pursuant to, or other rights set forth in the Transaction Documents.  Notwithstanding the foregoing clause (v) of the immediately preceding sentence, each Material

Stockholder acknowledges and agrees that, notwithstanding the terms of any Preferred Stock, Common Stock, Company Option, Company Warrant or any Contract to which any Material Stockholder is a party, the portion of the Merger Consideration and any other amounts due and payable to him, her or it hereunder are the only amounts due and payable with respect to such securities of the Company, and no such Material Stockholder shall be entitled to, and each such Material Stockholder hereby waives, any and all rights to any consideration from the Company or Ticketmaster with respect to such securities (in connection with the Transactions or otherwise), except to the extent expressly set forth herein.

7.10                           Certain Agreements.  Each Material Stockholder party hereto hereby waives all rights to receive any notice required to be delivered to such Material Stockholder pursuant to the any Contract or agreement to which such Material Stockholder is a party in connection with the execution and delivery of this Agreement, any other Transaction Document or any of the Transactions.  Each Material Stockholder party hereto hereby waives any appraisal or dissenter rights with respect to his, her or its Shares under the DGCL.

7.11                           Tax Matters.

(a)                                  The Surviving Corporation shall be responsible for preparing consistent with past practice, except as otherwise required by Law, and timely filing any Tax Returns with respect to the Company and each of the Subsidiaries for a Pre-Closing Tax Period that are required to be filed after the Closing Date and any Tax Returns with respect to the Company and each of the Subsidiaries relating to the taxable year ending December 31, 2007, to the extent such Tax Returns have not been filed as of the Closing Date. The Surviving Corporation shall provide each such Pre-Closing Tax Return to the Stockholders’ Representative for review and comment at least thirty (30) days prior to the due date for filing such Tax Return, and shall not file any such Tax Return without the consent of the Stockholder Representative, which consent shall not be unreasonably withheld or delayed.  To the extent the Surviving Corporation and Stockholder’s representative cannot agree, unresolved issues for Pre-Closing Tax Period Tax Returns shall be submitted to the Firm for final resolution prior to the due date of such Tax Return.   None of Ticketmaster, the Surviving Corporation or their respective Affiliates shall file any amended return for a Pre-Closing Tax Period, unless otherwise required by applicable law, without the consent of the Stockholder Representative, which consent shall not be unreasonably withheld or delayed.

(b)                                 Any Tax Refunds, credits of Taxes or reductions in Taxes (each, a “Tax Reduction”) with respect to the Company and the Subsidiaries relating to Pre-Closing Tax Periods actually realized, except to the extent that (i) such Tax Reduction arises as a result of a carry back of a loss or other Tax benefit attributable to a period (or portion thereof) beginning after the Closing Date, (ii) the facts and circumstances that gave rise to such Tax Reduction result or may result in an increased Tax liability for a period (or portion thereof) beginning after the Closing Date, or (iii) such Tax Reduction was included in the calculation of current assets or current Liabilities for purposes of determining Working Capital, shall be forwarded to the Stockholders’ Representative on behalf of the Material Stockholders.  Notwithstanding anything in the preceding sentence to the contrary, any Tax Reduction arising in connection with the Merger, including, without limitation, those relating to compensation deductions arising in connection with the exercise or cancellation of Company Options on or prior to the

Closing Date (including any deductions arising with respect to payments to former holders of Company Options from the Escrow Account) or any other compensation deductions, shall be for the account of the Buyer and shall be treated for purposes of this Section 7.11(b) as not relating to Pre-Closing Tax Periods .  All other Tax Reductions, including as a consequence of any Tax deductions, Tax benefits or other Tax assets arising in a post-Closing period attributable to transaction expenses shall in each case be for the account of the Surviving Corporation.  Ticketmaster shall, if the Stockholders’ Representative so requests and at the Material Stockholders’ expense, cause the relevant entity (Ticketmaster, the Surviving Corporation or any of their Subsidiaries or any successor) to file for and obtain any Tax Reductions to which the Material Stockholders are entitled hereunder unless such Tax Reduction could be expected to materially increase the Surviving Corporation’s Tax Liability.  Ticketmaster shall forward to the Stockholders’ Representative on behalf of the Material Stockholders, (i) any such Tax Reduction promptly after the Tax Reduction is received or (ii) the amount of any such credit or reduction in Taxes that is realized promptly after the credit or reduction in Taxes is realized (in each case net of any reasonable expense incurred to obtain such Tax Reduction).  For purposes of the foregoing, the reduction of Taxes or credits of Taxes shall equal the cash Tax savings that Ticketmaster, the Surviving Corporation, the Subsidiaries and any of their respective Affiliates would receive assuming that the Tax benefits contemplated by this Section 7.11(b) are realized by Ticketmaster, the Surviving Corporation, their Subsidiaries and any of their respective Affiliates after any other items of loss, deduction or credit are realized.  In the event that any Tax Reduction is granted for which a payment has been made to the Stockholders’ Representative on behalf of the Material Stockholders pursuant to this Section 7.11(b) is subsequently reduced or disallowed, the Material Stockholders shall indemnify, defend and hold harmless Ticketmaster, the Surviving Corporation and their Subsidiaries against, and reimburse Ticketmaster, the Surviving Corporation and their Subsidiaries for any net increase in Tax Liability (taking into account any actual or reasonably expected (based upon a final agreement with the relevant taxing authorities and utilizing the assumptions set forth above) decrease in Tax Liability relating to such Tax Reduction), including interest and penalties, assessed against the Surviving Corporation and the Subsidiaries by reason of the reduction or disallowance.

(c)                                  The Surviving Corporation shall promptly notify the Stockholders’ Representative in writing upon receipt by the Surviving Corporation or any of the Subsidiaries of notice of any Tax audits, examinations or assessments that would give rise to indemnification under Section 10.2.  The Stockholders’ Representative shall control, at its own expense, the portion of any such audit, examination or Proceeding that relates to any such Taxes as it relates to the Pre-Closing Tax Period and the Surviving Corporation shall have the right to participate in any such audit, examination or Proceeding.  The Stockholder’s Representative shall not have the right to settle any such audit, examination or Proceeding without the consent of the Surviving Corporation (such consent not to be unreasonably withheld).  The Surviving Corporation shall control any audit, examination or Proceeding that does not relate to Taxes for which the Stockholders are responsible.

(d)                                 The Surviving Corporation and the Stockholders’ Representative shall, and shall cause their respective Affiliates to, (i) provide the other party and its Representatives and Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative Proceeding relating to Taxes with respect to the Company, the Surviving Corporation or any of their Subsidiaries and (ii) retain and provide the other party and its Affiliates with reasonable access to all records or information that may be relevant to such Tax Return, audit, examination or Proceeding; provided, that the foregoing shall be done at the expense of the party making such request and in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

7.12                           Other Stockholder Notification.  In accordance with Section 228 of the DGCL, the Company shall promptly, and in any event within five Business Days after the date hereof, notify each of the holders of equity securities who have not consented to the adoption of, and become a party to, this Agreement of the existence of this Agreement and the Transactions contemplated hereby.  Together with the notice to be delivered pursuant to the preceding sentence, the Company shall deliver a written notice of appraisal rights under the DGCL, a summary of the Transaction Documents and the Transactions, the appropriate surrender forms and other documents to be executed and delivered to the Company and/or the Stockholders’ Representative, a joinder to this Agreement pursuant to which each such holder would enter into this Agreement as a “Material Stockholder” and such other documents and information as Ticketmaster may reasonably request, in each case in form and substance reasonably satisfactory to Ticketmaster.

7.13                           Indemnification of Officers and Directors.   From the Effective Time, Ticketmaster and the Surviving Corporation shall not amend, repeal or otherwise modify the Fundamental Documents of the Company in any manner that would affect adversely the rights thereunder of any officer or director to indemnification, exculpation and advancement except to the extent required by applicable Law or stock exchange.  Ticketmaster shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification or exculpation agreements between the Company and any of its directors, officers or employees existing on the date hereof.  In the event that Ticketmaster or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Ticketmaster or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.13.  The provisions of this Section 7.13 are intended for the benefit of, and shall be enforceable by, the parties hereto and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.13, and his or her heirs and representatives.

7.14                           Employee Matters.

(a)                                  Ticketmaster agrees that each employee of the Company and its Subsidiaries who continues employment with Ticketmaster or one of its Subsidiaries (including the Surviving Corporation) after the Effective Time (a “Continuing Employee”) will be provided, for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, with (i) a rate of base salary or wages that is not less favorable than the rate of base salary or wages paid by the Company and its Subsidiaries to such Continuing Employee immediately prior to the date hereof and (ii) with other benefits that, in Ticketmaster’s discretion, are either substantially similar in the aggregate to the benefits provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the date hereof or substantially similar in the aggregate to the benefits provided by Ticketmaster to its employees generally (excluding the Continuing Employees) who are similarly situated to such Continuing Employee (with the comparison of benefits under this clause (ii) determined with reference to benefits other than annual bonus, equity compensation and other forms of incentive-based compensation).

(b)                                 With respect to each benefit plan, program, practice, policy or arrangement maintained by Ticketmaster or its Subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the Continuing Employees participate (the “Ticketmaster Plans”), for purposes of determining eligibility to participate and vesting purposes (but not for accrual of benefits other than determining the level of vacation pay accrual), service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Ticketmaster and its Subsidiaries, except to the extent such service credit would result in any duplication of benefits.  Each applicable Ticketmaster Plan shall waive, to the extent permitted by applicable Law and the relevant insurance carriers, eligibility waiting periods, evidence of insurability requirements and pre existing condition limitations to the extent waived or not included under the corresponding Benefit Plan.  To the extent permitted by applicable Law and the relevant insurance carriers and to the extent applicable in the plan year that contains the Effective Date, the Employees shall be given credit under the applicable Ticketmaster Plan for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding Benefit Plan for purposes of applying deductibles, co-payments and out of pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Ticketmaster Plan.

(c)                                  The Surviving Corporation shall, not later than three months after the Closing Date, establish a new stock option plan consistent with the terms and conditions set forth in Schedule 7.14(c) attached hereto.

(d)                                 Nothing in this Agreement (i) shall require Ticketmaster or any of its Subsidiaries (including the Surviving Corporation) to continue to employ any particular Continuing Employee following the Closing Date for any particular period of time, (ii) shall be construed to prohibit Ticketmaster or any of its Subsidiaries (including the Surviving Corporation) from amending or terminating any Employee Benefit Program or any Ticketmaster Plan or (iii) shall constitute or be construed as an amendment of any Employee Benefit Program or any Ticketmaster Plan.

(e)                                  The Company shall have obtained prior to the initiation of the requisite shareholder approval procedure under Section 7.14(f) below, a waiver of the right to receive payments and/or benefits that reasonably could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”), in a form reasonably acceptable to Ticketmaster, from each Person who, with respect to the Company, reasonably could be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite shareholder approval procedure under Section 7.14(f), and who, with respect to the Company, reasonably might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and the Company shall have delivered each such Parachute Payment Waiver to Ticketmaster on or before the Closing Date.

(f)                                    The Company shall use its reasonable best efforts to obtain the approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 7.14(e) above, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be solicited in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.

7.15                           Termination of Agreements.  Each party hereto agrees and acknowledges that as of the Effective Time, the Investor Rights Agreement dated June 15, 2007, Right of First Refusal and Co-Sale Agreement dated June 15, 2007 and the Voting Agreement dated June 15, 2007, shall immediately terminate and be of no further force and effect.

7.16                           Termination of Use.  The Company agrees that, as soon as practicable after a request in writing from Ticketmaster (and in any event within 45 days after the Company’s receipt of such a request), the Company will cease operating, and cause the Subsidiaries to cease operating, any website that has a domain name that includes the name, trademark, service mark and/or trade name of any performing artist, athlete, sports team or league, except in each case where the Company or a Subsidiary has obtained express written permission to make such use of such person’s or entity’s name, trademark, service mark or trade name.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS

8.1                                 Conditions to the Company’s, Ticketmaster’s and Merger Sub’s Obligation to Effect the Closing.  The respective obligations of each of the Company, Ticketmaster and Merger Sub to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a)                                  no Proceeding by or before any Governmental Body shall be pending which, if successful, would be reasonably likely to enjoin, restrain or prohibit this Agreement or consummation of the Transactions;

(b)                                 the consent of all Governmental Bodies who are required to give consent under any applicable Law regarding the consummation of the Transactions shall have been granted, and any waiting periods (and any extensions thereof) under the HSR Act or similar Laws applicable to the Transactions, shall have expired or been terminated;

(c)                                  the Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware and the Company and Ticketmaster shall have received a certificate issued by the Secretary of State of the State of Delaware certifying that the Certificate of Merger has been filed and is effective;

(d)                                 no Law shall have been enacted or promulgated by any Governmental Body which would prohibit the consummation of the Merger; and

(e)                                  there shall be no Order in effect precluding consummation of the Merger.

8.2                                 Conditions to Obligations of Ticketmaster and Merger Sub to Effect the Closing.  The obligations of Ticketmaster and Merger Sub to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a)                                  the representations and warranties of the Company shall be true and correct in all respects at and as of the Closing, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 8.2(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together would result in a Material Adverse Effect; and provided further, however, that notwithstanding the foregoing, the representations and warranties contained in Section 4.1, Section 4.2, Section 4.4, Section 4.5, and Section 4.21 shall be true and correct (disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect) in all respects;

(b)                                 the representations and warranties of the Material Stockholders shall be true and correct in all respects at and as of the Closing, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 8.2(b) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together would result in a Material Adverse Effect; and provided further, however, that notwithstanding the foregoing, the representations and warranties contained in Section 5.1, Section 5.2, and Section 5.3 shall be true and correct (disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect) in all respects;

(c)                                  the representations and warranties of the Stockholders’ Representative contained in Section 11.1(h) shall be true and correct (disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect) in all respects at and as of the Closing, except to the extent such representation and warranty relates to an earlier date (in which case such representation and warranty shall be true and correct on and as of such earlier date);

(d)                                 each of the Company, the Material Stockholders and the Stockholders’ Representative shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by him, her or it under this Agreement at or prior to the Closing Date;

(e)                                  there shall have not occurred or exist a Material Adverse Effect;

(f)                                    each of the other Transaction Documents shall have been executed by each party thereto, other than Ticketmaster and Merger Sub, and shall have been delivered to Ticketmaster;

(g)                                 all Indebtedness of the Company and the Subsidiaries so indicated to be paid in full on the Closing Date on the Cash, Indebtedness and Expenses Schedule shall have been paid in full and Ticketmaster shall have received (if required by the terms of such Indebtedness) payoff letters with respect to such Indebtedness in form and substance reasonably satisfactory to Ticketmaster and its counsel.  Ticketmaster shall have received duly executed releases of all Encumbrances (other than Permitted Encumbrances) on the assets and properties of the Company and the Subsidiaries granted in connection with the incurrence of any such Indebtedness that is secured by the assets or stock of the Company and the Subsidiaries, in form and substance reasonably satisfactory to Ticketmaster and its counsel; and

(h)                                 Ticketmaster shall have received:

(i)                                     from the Company, the Material Stockholders and the Stockholders’ Representative a certificate (executed by an officer of the Company or authorized person of the Stockholders, as applicable), to the effect that the statements set forth in Sections 8.3(a)-(e), as applicable, are true and correct;

(ii)                                  a legal opinion dated as of the Closing Date from Perkins Coie LLP, in substantially the form attached hereto as Exhibit F;

(iii)                               certificates issued by (A) the Secretary of State of the State of Delaware certifying that the Company has legal existence and is in good standing; and (B) the Secretary of State (or similar authority) of each jurisdiction in which the Company has qualified to do business as a foreign corporation (or is required to be so qualified) as to such foreign qualification;

(iv)                              a certificate executed by the Secretary of the Company certifying copies of consent actions taken by, or resolutions of, the board of directors of the Company and the Material Stockholders required to approve the Transaction Documents and the Transactions;

(v)                                 duly executed Consents required by the terms of the Contracts set forth in Schedule 8.2(g)(v);

(vi)                              a certificate in form and substance acceptable to Ticketmaster and in compliance with the Code and Treasury Regulations certifying facts as to establish that the Transactions are exempt from withholding pursuant to Section 1445 of the Code;

(vii)                           resignations of each director of the Company and each of the Subsidiaries, in each case to be effective as of the Closing Date;

(viii)                        a joinder to this Agreement by the holders of the shares of Common Stock that, together with the holders of the shares of Common Stock that have entered into this Agreement on the date hereof, represents holders who hold in the aggregate not less than 95% of the issued and outstanding shares of Common Stock as of immediately prior to the

Closing;  provided, however, that (A) notwithstanding the foregoing, such joinders shall be executed by the Persons set forth on Schedule 8.2(h)(viii) and (B) such joinder shall provide that such holder agrees to (x) become a party hereto, (y) be treated in the same manner as a Material Stockholder for all purposes hereunder and (z) have his, her or its shares of Common Stock subject to the terms and conditions of this Agreement;

(ix)                                a joinder to this Agreement by the holders of the shares of Preferred Stock that, together with the holders of the shares of Preferred Stock that have entered into this Agreement on the date hereof, represents holders who hold in the aggregate not less than 95% of the issued and outstanding shares of Preferred Stock as of immediately prior to the Closing;  provided, however, that (A) notwithstanding the foregoing, such joinders shall be executed by the Persons set forth on Schedule 8.2(h)(ix) and (B) such joinder shall provide that such holder agrees to (x) become a party hereto, (y) be treated in the same manner as a Material Stockholder for all purposes hereunder and (z) have his, her or its shares of Preferred Stock subject to the terms and conditions of this Agreement; and provided, further, however, that the terms of Section 7.7 shall not apply to holders of shares of Preferred Stock that are not Restricted Investor Stockholders;

(x)                                   a joinder to this Agreement by the holders of the Rollover Options set forth on Schedule 8.2(h)(x); provided, that such joinder shall provide that such holder agrees to (x) become a party hereto, (y) be treated in the same manner as a Material Stockholder for all purposes hereunder and (z) have his Rollover Options subject to the terms and conditions of this Agreement;

(xi)                                a joinder to the Stockholders’ Agreement by Michael Regent and Todd Rumlow in the form of Exhibit A to the Stockholders’ Agreement; and

(xii)                             from the Company, the executed Parachute Payment Waivers required by Section 7.14(e).

8.3                                 Conditions to Obligations of the Company and the Material Stockholders.  The obligations of the Company and the Material Stockholders to consummate the Closing shall be subject to the satisfaction or waiver by the Company in its sole discretion on or prior to the Closing Date of each of the following conditions:

(a)                                  the representations and warranties of Ticketmaster and Merger Sub shall be true and correct in all respects at and as of the Closing, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date); provided, however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 8.3(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together would result in a Material Adverse Effect; and provided further, however, that notwithstanding the foregoing, the representations and warranties contained in Section 6.1 and Section 6.2 shall be true and correct (disregarding all qualifications and exceptions relating to materiality or Material Adverse Effect) in all respects;

(b)                                 Ticketmaster and Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by Ticketmaster or Merger Sub under this Agreement at or prior to the Closing;

(c)                                  the Company shall have received from Ticketmaster and Merger Sub a certificate executed by an officer of each of Ticketmaster and Merger Sub to the effect that the statements set forth in Sections 8.3(a) and 8.3(b) with respect to Ticketmaster and Merger Sub are true and correct;

(d)                                 each of the other Transaction Documents shall have been executed by each party thereto, other than the Company, the Stockholders’ Representative and the applicable Material Stockholders, and shall have been delivered to the Company; and

(e)                                  Ticketmaster or Merger Sub shall have deposited (i) with the Stockholders Representative the Initial Merger Consideration (ii) with the Escrow Agent, the Aggregate Escrow Amount and (iii) with the Stockholders’ Representative, the Reserve Amount.

8.4                                 Frustration of Closing Conditions.  None of the parties hereto may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to act or to use its commercially reasonable efforts to cause the Closing to occur, as required pursuant to Section 7.5.

ARTICLE IX
TERMINATION

9.1                                 Termination.  Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated or the Transactions may be abandoned at any time prior to the Closing Date:

(a)                                  by the mutual written consent of the Company and Ticketmaster;

(b)                                 by the Company or Ticketmaster if any Governmental Body shall have issued or enacted an Order or taken any other action which permanently restrains, enjoins or otherwise prohibits the Transactions and such Order or other action shall have become final and non-appealable, as applicable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if such Order was made primarily due to the failure of such party to perform any of its obligations under this Agreement;

(c)                                  by the Company or Ticketmaster if any Governmental Body enacts a Law that permanently restrains or otherwise prohibits the Transactions;

(d)                                 by Ticketmaster, upon a breach of any covenant or agreement on the part of the Company, any Material Stockholder or the Stockholders’ Representative set forth in this Agreement, or if any representation or warranty of the Company, any Material Stockholder or the Stockholders’ Representative in Article IV, Article V or Section 11.1(h), as the case may be, shall, in any case, be or become untrue such that the conditions set forth in Section 8.1 or 8.2 would not be satisfied (any such breach or occurrence, a “Company Terminating Breach”); provided, however, that if such Company Terminating Breach is curable by the Company, the applicable Material Stockholder or the Stockholders’ Representative, as the case may be, through the exercise of his, her or its commercially reasonable efforts, and the Company, the applicable Material Stockholder or the Stockholders’ Representative, as the case may be, continues to exercise such commercially reasonable efforts to cure such breach, Ticketmaster may not terminate this Agreement under this Section 9.1(d) until the date that is 20 days after the Company, the applicable Material Stockholder or the Stockholders’ Representative, as the case may be, has been provided written notice by Ticketmaster of any such Company Terminating Breach, and whereby such breach remains uncured;

(e)                                  by the Company, upon a breach of any covenant or agreement on the part of Ticketmaster or Merger Sub set forth in this Agreement, or if any representation or warranty of Ticketmaster or Merger Sub in Article VI shall, in any case, be or become untrue such that the conditions set forth in Section 8.1 or 8.3 would not be satisfied (any such breach or occurrence, a “Ticketmaster Terminating Breach”); provided, however, that if such Ticketmaster Terminating Breach is curable by Ticketmaster or Merger Sub through the exercise of commercially reasonable efforts, and Ticketmaster or Merger Sub, as applicable, continues to exercise such commercially reasonable efforts to cure such breach, the Company may not terminate this Agreement under this Section 9.1(e) until the date that is 20 days after Ticketmaster or Merger Sub, as applicable, has been provided written notice by the Company of any such Ticketmaster Terminating Breach, and whereby such breach remains uncured; and

(f)                                    by any party hereto if the Closing shall not have occurred on or prior to April 11, 2008 (the “Termination Date”); provided, however, that if the Closing shall not have occurred solely as a result of the failure of the condition set forth in Section 8.1(b) to be satisfied (other than those conditions that can only be satisfied at Closing), the Termination Date shall automatically be extended to July 11, 2008; and provided, further, however, that no party may terminate this Agreement pursuant to this Section 9.1(f) if such party’s failure to fulfill any of his, her or its obligations under this Agreement shall have caused the Closing not to have occurred on or before such date.

9.2                                 Effect of Termination.  In the event of the termination of this Agreement by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination of this Agreement is made, and this Agreement shall become void and of no further force and effect, except for the provisions of (a) Article I, (b) Section 7.4, (c) this Article IX and (d) Article XII.  If this Agreement is terminated as permitted by this Article IX, such termination shall be without Liability of any party hereto (or any of its Affiliates, Representatives or Representatives of its Affiliates) to any other party to this Agreement; provided, however, that if either party has intentionally and willfully breached any representation, warranty, covenant or other agreement contained in this Agreement, then in each such case nothing herein shall affect the non-breaching party’s right to Losses and other amounts on account of such other party’s breach.

ARTICLE X
SURVIVAL; TRANSACTION RELATED INDEMNIFICATION

10.1                           Survival of Representations, Warranties and Covenants.  The representations and warranties of the parties to this Agreement that are made in this Agreement (including any representations and warranties made pursuant to any closing certificate) shall expire and terminate and be of no further force and effect after the Escrow Expiration Date, except that any bona fide good faith written claim for indemnification for breach thereof made prior to such date and delivered to Ticketmaster, the Surviving Corporation or the Stockholders’ Representative, as applicable, shall survive thereafter and, as to any such claim, such applicable expiration will not affect the rights to indemnification of the party making such claim; provided, however, that (a) the representations and warranties (i) of the Company contained in Section 4.1 (Organization and Corporate Power), Section 4.2 (Due Authorization and No Conflict), Section 4.4 (Capitalization), Section 4.5 (Subsidiaries) and Section 4.21 (Investment Banking; Brokerage), (ii) of the Material Stockholders contained in Sections 5.1 (Organization and Corporate Power), 5.2 Due Authorization and No Conflict) and 5.3 (Ownership), (iii) of the Stockholders’ Representative contained in Section 11.1(h) and (iv) of Ticketmaster and Merger Sub contained in Sections 6.1 and 6.2 (the representations and warranties contained in clauses (i) through (iv) collectively, the “Fundamental Representations”), shall survive until the date that is 30 days after the expiration of the applicable statute of limitations, if any, and if there is no applicable statute of limitations, indefinitely and (b) the representations and warranty of the Company contained in Section 4.12 (Tax Matters) (the “Special Representation”) shall survive until the date that is 30 days after the expiration of the applicable statute of limitations, and in each case, any claim by an Indemnified Party with respect to a breach thereof may be given at any time up to or including such date.  Any claim with respect to fraud or willful and intentional breach by the Company, the Material Stockholders, the Stockholders’ Representative, Ticketmaster or Merger Sub may be made at any time after the Closing.  Any written claim by an Indemnified Party with respect to a breach of any covenant or other agreement in this Agreement to be performed at or prior to Closing made by the Company, the Material Stockholders, the Stockholders’ Representative, Ticketmaster and Merger Sub may be given at any time prior to the day that is three months following the Closing Date.  All other covenants shall survive the Closing and survive indefinitely, except those that by their terms expire earlier.  No right of indemnification under this Agreement shall be limited by reason of any investigation or audit conducted before or after the Closing Date, the knowledge of any party of any breach of a representation, warranty, covenant or agreement by any other party hereto or the decision of any party hereto to complete the Closing.

10.2                           Indemnification by Material Stockholders.  Effective as of the Closing and subject to the time limits set forth in Section 10.1 above, each of the Material Stockholders, jointly and severally, on his, her or its own behalf and on behalf of his, her or its successors, executors, administrators, estate, heirs and assigns (collectively, the “Stockholder Indemnifying Parties”, and each individually, a “Stockholder Indemnifying Party”) agrees to defend, indemnify and hold Ticketmaster, Merger Sub, their respective Affiliates (including the Surviving Corporation and the Subsidiaries) and indirect partners, including partners of partners and stockholders and members of partners (collectively, the  “Ticketmaster Indemnified Parties”, and individually, a “Ticketmaster Indemnified Party”) harmless from and against any and all damages, awards, diminution in value, lost profits, Liabilities, Losses, claims, obligations, Encumbrances, assessments, judgments, Taxes, fines, penalties and reasonable attorneys’ fees, court costs and other out-of-pocket expenses (“Losses”) which are actually or could reasonably be expected to be sustained or suffered by any such Ticketmaster Indemnified Party based upon, arising out of, or by reason of each and all of the following:

(a)                                  any breach of any representation or warranty made by the Company, any Material Stockholder or the Stockholders’ Representative in Article IV, Article V or Section 11.1(h) respectively (with any breach of such representations and warranties contained in Article V being solely the indemnification obligation of the Material Stockholder making such representation or warranty that has been breached);

(b)                                 any breach of any covenant or other agreement made by the Company (to the extent required to be performed or complied with prior to Closing), the Material Stockholders or the Stockholders’ Representative in this Agreement;

(c)                                  any and all Liability for Pre-Closing Taxes, to the extent such Liability has not been included in the determination of Working Capital or otherwise reduced the Adjusted Merger Consideration;

(d)                                 the failure of the Company to pay any Company Transaction Expenses;

(e)                                  the failure of the Company to pay any Indebtedness due to be paid by the Company or the Subsidiaries at the Closing except to the extent that it has reduced the Adjusted Merger Consideration; and

(f)                                    any amounts owed by the Surviving Corporation to any Stockholder as a result of a final and binding Order granting such holder an award under Section 262 of the DGCL.

10.3                           Indemnification by Ticketmaster.  Effective as of the Closing and subject to the time limits set forth in Section 10.1 above, Ticketmaster, on its own behalf and on behalf of its successors, executors, administrators, estate, heirs and assigns (collectively, the “Ticketmaster Indemnifying Parties”, and each individually, a “Ticketmaster Indemnifying Party”, and together with the Stockholder Indemnifying Parties, the “Indemnifying Parties”, and each individually, an “Indemnifying Party”) agrees to defend, indemnify and hold the Material Stockholders and their respective Affiliates (including partners of partners and stockholders and members of partners, but not the Company and the Subsidiaries) (collectively, the “Stockholder Indemnified Parties”, and each individually, a “Stockholder Indemnified Party”, and together with the Ticketmaster Indemnified Parties, the “Indemnified Parties”, and each individually, an “Indemnified Party”) harmless from and against any and all Losses which are actually or could reasonably be expected to be sustained or suffered by any such Stockholder Indemnified Party based upon, arising out of, or by reason of any breach of any representation or warranty made by Ticketmaster or Merger Sub in Article VI of this Agreement, any covenant or other agreement made by Ticketmaster or Merger Sub.

10.4                           Limitations on Indemnification.  Notwithstanding anything in Section 10.2 to the contrary, after the Closing:

(a)                                  the Material Stockholder Indemnifying Parties shall not be liable for Losses in respect of claims made by any Ticketmaster Indemnified Party for indemnification for breaches of representations and warranties under Section 10.2(a) unless and to the extent the total of all Losses in respect of claims made by the Ticketmaster Indemnified Parties for indemnification shall exceed 1% of the Initial Merger Consideration in the aggregate (the “Deductible”); and

(b)                                 the maximum aggregate amount for which the Stockholder Indemnifying Parties shall be liable to all Ticketmaster Indemnified Parties taken together for Losses under Section 10.2(a) shall not exceed the Indemnity Cap;

provided, however, that the Ticketmaster Indemnified Parties shall not be subject to the limitations of the Deductible, the Indemnity Cap or any other limitation and shall be entitled to full recovery from a Stockholder Indemnifying Party in respect of claims for indemnification from a Stockholder Indemnifying Party for all Losses in connection with (i) a breach of any Fundamental Representation or Special Representation or (ii) fraud or willful and intentional breach of this Agreement by a Material Stockholder, the Stockholders’ Representative or the Company.  Notwithstanding anything to the contrary contained herein, except for Losses arising from a breach of a representation or warranty made by a Stockholder Indemnifying Party in Article V or in the event of fraud or willful misconduct by such Stockholder Indemnifying Party, (for which the breaching Stockholder Indemnifying Party agrees to be solely liable for all such Losses), each Stockholder Indemnifying Party shall be responsible only for his, her or its pro-rata portion (based on the amount of Initial Merger Consideration received at Closing) of any Losses  up to a maximum amount from each Stockholder Indemnifying Party equal to the aggregate amount of any Merger Consideration received by such Stockholder Indemnifying Party.

10.5                           Notice; Payment of Losses; Defense of Third-Party Claims.

(a)                                  An Indemnified Party shall give written notice of a claim for indemnification under Section 10.2 to Ticketmaster or the Stockholders’ Representative, as applicable, and the Escrow Agent promptly after, (i) in the case of an intra-party claim, the event giving rise to such Indemnified Party’s claim for indemnification, or (ii) in the case of a third-party claim, receipt of any written claim by any third party and in any event not later than 10 Business Days after receipt of any such written claim, in each case specifying in reasonable detail the amount, nature and source of the claim, and including therewith copies of any notices or other documents received from third parties with respect to such claim; provided, however, that failure to give such notice shall not limit the right of an Indemnified Party to recover indemnity or reimbursement except to the extent that the Indemnifying Party suffers any prejudice or harm with respect to such claim as a result of such failure.

(b)                                 Within 20 Business Days after receiving notice of a claim for indemnification or reimbursement, the Indemnifying Party shall, by written notice to the Indemnified Party, either (i) concede or deny Liability for the claim in whole or in part, or (ii) in the case of a claim asserted by a third party, advise that the matters set forth in the notice are, or will be, subject to contest or Proceedings not yet finally resolved.  If the Indemnifying Party concedes Liability in whole or in part, it shall, within 20 Business Days of such concession, pay (in accordance with and subject to the limitations set forth in this Agreement) the amount of the claim to the Indemnified Party to the extent of the Liability conceded.  Any such payment shall be made in immediately available funds equal to the amount of such claim so payable.  If the Indemnifying Party denies Liability in whole or in part or advises that the matters set forth in the notice are, or will be, subject to contest or Proceedings not yet finally resolved, then the

Indemnifying Party shall make no payment (except for the amount of any conceded Liability payable as set forth above) until the matter is resolved in accordance with this Agreement.

(c)                                  In the case of any third party claim, if, within the 20 Business Day period described in the preceding paragraph (b), after receiving the notice described in the preceding paragraph (a), the Indemnifying Party gives written notice to the Indemnified Party stating that the Indemnifying Party would be liable under the provisions hereof for indemnity in the amount of such claim if such claim were valid and that the Indemnifying Party disputes and intends to defend against such claim or Loss at the Indemnifying Party’s own cost and expense, then counsel for the defense shall be selected by the Indemnifying Party (subject to the consent of such Indemnified Party which consent shall not be unreasonably withheld) and such Indemnifying Party shall not be required to make any payment to the Indemnified Party with respect to such claim or Loss as long as the Indemnifying Party is conducting a good faith and diligent defense at its own expense; provided, however, that the assumption of defense of any such matters by the Indemnifying Party shall relate solely to the claim that is subject or potentially subject to indemnification.  If the Indemnifying Party assumes such defense in accordance with the preceding sentence, it shall have the right, with the written consent of such Indemnified Party, not to be unreasonably withheld, to settle all indemnifiable matters related to claims by third parties which are susceptible to being settled, it being understood that it shall be reasonable for the Indemnified Party to withhold such consent if any such settlement would impose on any Indemnified Party equitable or non-monetary remedies, or would not provide a full release of all claims against the Surviving Corporation and the Subsidiaries, or would exceed the maximum amount payable by the Indemnifying Parties to the Indemnified Party pursuant to the terms of this Agreement.  The Indemnifying Party shall keep such Indemnified Party apprised of the status of the claim and any resulting Proceeding, shall furnish such Indemnified Party with all documents and information that such Indemnified Party shall reasonably request and shall consult with such Indemnified Party prior to acting on major matters, including settlement discussions.  Notwithstanding anything herein stated, such Indemnified Party shall at all times have the right to fully participate in (but not control) such defense at its own expense directly or through counsel; provided, however, if the named parties to the Proceeding include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the reasonable expense of separate counsel for such Indemnified Party shall be paid by the Indemnifying Party; provided, however, that such Indemnifying Party shall be obligated to pay for only one counsel for the Indemnified Party in any jurisdiction. If no such notice of intent to dispute and defend is given by the Indemnifying Party, or if such diligent good faith defense is not being or ceases to be conducted, such Indemnified Party may undertake the defense of (with counsel selected by such Indemnified Party, which counsel shall be reasonably acceptable to the Indemnifying Party), and shall have the right to compromise or settle, such claim or Loss (exercising reasonable business judgment) and after receiving the written consent of the Indemnifying Parties.  If such claim or Loss is one that by its nature cannot be defended solely by the Indemnifying Party, then such Indemnified Party shall, at the expense of the Indemnifying Party make available all information and assistance that the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense.

(d)                                 Notwithstanding anything in this Section 10.5 to the contrary, the provisions of Section 7.11 shall, to the extent inconsistent with this Section 10.5, govern any third party claim relating to Taxes.

10.6                           Calculation of Losses.

(a)                                  The amount of any Losses for which indemnification is provided under this Article X shall be net of any amounts actually received by such Indemnified Party under insurance policies or with respect to such Losses and shall be reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Losses.  In computing the amount of any such Tax benefit actually realized, the Indemnified Party shall be deemed to recognize any item of loss, deduction or credit as a result of such indemnified Loss after the recognition of any other items of loss, deduction or credit.  In the event the Ticketmaster Indemnified Parties receive any such insurance proceeds, the amount of such recovery shall be applied first, to reimburse the Ticketmaster Indemnified Parties for their out-of-pocket expenses (including attorney’s fees and expenses) expended in pursuing such recovery, second, to refund any payments made by the Stockholder Indemnifying Parties pursuant to Article X which would not have been so paid had such recovery been obtained prior to such payment, and third, to the Ticketmaster Indemnified Parties.  Notwithstanding the foregoing, the terms of this Section 10.6(a) shall in no event obligate Ticketmaster, the Surviving Corporation, the Subsidiaries any of their Affiliates to maintain any insurance policy or specific level of coverage under any policy, or permit the Indemnifying Party to withhold any or all Losses until a claim is resolved.

(b)                                 Each party shall use commercially reasonable efforts to take all appropriate steps to mitigate any of its Losses (including, to the extent consistent with sound business judgment, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Losses) upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto; provided, however, that in no event shall the terms of this Section 10.6(b) in any way obligate Ticketmaster, the Company or any of the Company’s Subsidiaries to take any steps that would, or that could reasonably be expected to, adversely impact in any way the operation or financial performance of Ticketmaster, the Surviving Corporation, the Subsidiaries or any of their respective Affiliates.

(c)                                  Ticketmaster, Merger Sub, the Company, the Stockholders’ Representative and the Material Stockholders agree to treat any indemnification payments received pursuant to this Agreement for all Tax purposes as an adjustment to the Merger Consideration.

10.7                           Exclusive Remedy.  Following the Closing, the indemnification obligations of the Indemnifying Parties under this Article X shall be the sole and exclusive monetary remedy of the Indemnified Parties for any and all claims or rights regarding any breach or violation of any representations or warranties of the Company, any Material Stockholder, the Stockholders’ Representative, Ticketmaster or Merger Sub, as applicable, under this Agreement, other than in respect of any such claims or rights which are based on fraud or a willful and intentional breach of this Agreement.  In the event that the Material Stockholders or the Stockholders’ Representative are required to make a payment to any Ticketmaster Indemnified Party pursuant to the terms of this Article X, such payment shall be satisfied first, with the Escrow Amount by withdrawal from the Escrow Account, and second, only after funds in the Escrow Account have been exhausted, at the option of Ticketmaster, by the Material Stockholders individually on a pro-rata basis.  In the event that any amounts owed by a Material Stockholder resulting from a breach of any representation or warranty contained in Article V or Section 11.1(h) have been satisfied by amounts in the Escrow Account, such amounts shall be deducted from the amounts payable to such Material Stockholder or Stockholders upon the release of the any portion of the Escrow Amount (or, at the option of Ticketmaster, such Material Stockholder or Stockholders shall be obligated to pay an amount equal to the deducted amount into the Escrow Account).

ARTICLE XI
STOCKHOLDERS’ REPRESENTATIVE

11.1                           The Stockholders’ Representative.

(a)                                  Each of the Material Stockholders does hereby irrevocably make, constitute and appoint the Stockholders’ Representative as his, her or its agent, to act in his, her or its name, place and stead, as such Material Stockholder’s attorney-in-fact, to (i) execute and deliver all documents necessary or desirable to carry out the intent of the Transaction Documents (including in the name of, or on behalf of, such Material Stockholder), (ii) make all elections or decisions entered into in connection with this Agreement and the other Transaction Documents, (iii) hold such Material Stockholder’s equity securities of the Company and transfer, exercise or convert such equity securities, as the case may be, in accordance with the terms hereof, (iv) act on such Material Stockholder’s behalf in connection with all obligations and agreements of the Material Stockholders under the Transaction Documents, (v) amend, waive or otherwise change the terms or conditions of this Agreement and each other Transaction Document on behalf of such Material Stockholder, (vi) defend, settle and make payments to the Ticketmaster Indemnified Parties on behalf of such Material Stockholder in connection with any claim for indemnification made by any Ticketmaster Indemnified Party pursuant to Article X hereof and to initiate and prosecute any claim for indemnification made by or on behalf of such Material Stockholder pursuant to Article X hereof (and such Material Stockholder recognizes and acknowledges, for the benefit of Ticketmaster and the Surviving Corporation, that he, she or it shall have no independent right to pursue any such claim), (vii) receive any deliveries of the Merger Consideration (as adjusted pursuant hereto), or other amounts due to such Material Stockholder under the Transaction Documents, review and accept all calculations regarding such payments and negotiate any modifications thereto (and such Material Stockholder recognizes and acknowledges, for the benefit of Ticketmaster and the Surviving Corporation, that he, she or it shall have no independent right to pursue any claim regarding such payments, calculations or modifications), (viii) give and receive on behalf of the Material Stockholders any and all notices from or to any Material Stockholder or Stockholders under the Transaction Documents, (ix) if necessary or desirable, as determined by the Stockholders’ Representative in its sole discretion, incorporate corporations, organize partnerships, organize limited liability companies and take similar actions on behalf of the Material Stockholders and take all actions in connection therewith, and (x) otherwise exercise all rights of such Material Stockholder and otherwise act on behalf of such Material Stockholder under the Transaction Documents and in connection with any of the Transactions, in each case as if such Material Stockholder had personally done such act, and the Stockholders’ Representative hereby accepts such appointment.  Any proceeds or other assets received by the Stockholders’ Representative from Ticketmaster, Merger Sub or the

Company on behalf of the Material Stockholders (including the Initial Merger Consideration and the Subsequent Merger Consideration) shall be distributed to the Material Stockholders as promptly as practicable by the Stockholders’ Representative, in accordance with the terms and provisions of this Agreement and the other Transaction Documents.  The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Material Stockholder shall not terminate such appointment or the authority and agency of the Stockholders’ Representative.  The power-of-attorney granted in this Article XI is coupled with an interest and is irrevocable.

(b)                                 The Stockholders’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any other Material Stockholder, the Company, Ticketmaster, Merger Sub or any third Person or any other evidence reasonably deemed by the Stockholders’ Representative to be reliable, and the Stockholders’ Representative shall be entitled to act on the advice of counsel selected by it.

(c)                                  The Stockholders’ Representative shall be entitled to retain counsel acceptable to it and to incur such expenses as the Stockholders’ Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement and the other Transaction Documents, and all such fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Stockholders’ Representative shall be a deducted from the Reserve Amount or otherwise shall be jointly and severally borne by each other Material Stockholder.

(d)                                 The Material Stockholders hereby agree to jointly and severally indemnify the Stockholders’ Representative (in its capacity as such) against, and to hold the Stockholders’ Representative (in its capacity as such) harmless from, any and all Losses and other Liabilities of whatever kind which may at any time be imposed upon, incurred by or asserted against the Stockholders’ Representative in such capacity in any way relating to or arising out of its action or failures to take action pursuant to this Agreement or any other Transaction Document.

(e)                                  TNSH, LLC shall be the initial Stockholders’ Representative and shall serve as the Stockholders’ Representative until his resignation, which resignation shall only be effective upon the selection of a new Stockholders’ Representative as provided in this Section 11(e).  Upon the resignation of TNSH, LLC, the Material Stockholders holding a majority of the Common Stock on an as converted basis as of immediately prior to the Closing shall select a new Stockholders’ Representative.  Each time a new Stockholders’ Representative is appointed pursuant to this Agreement, such Person, as a condition precedent to the effectiveness of such appointment, shall accept such position in writing and execute a joinder to this Agreement and other Transaction Documents to which the Stockholders’ Representative is a party, in each case in form and substance reasonably satisfactory to Ticketmaster.

(f)                                    The provisions of this Article XI shall in no way impose any obligations on Ticketmaster or Merger Sub.  In particular, notwithstanding any notice received by Ticketmaster or Merger Sub to the contrary, and absent bad faith or willful misconduct, Ticketmaster and Merger Sub (i) shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no Liability to the Material Stockholders with respect to, actions, decisions and determinations of the Stockholders’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Stockholders’ Representative are fully authorized by all of the Material Stockholders.

(g)           The Reserve Amount shall be used by the Stockholders’ Representative to cover fees and expenses incurred by the Stockholders’ Representative in connection with his acting in such capacity, to cover fees and expenses payable in connection with the Transactions that arise or become due and payable after Closing and may be used for such other matters in connection with the Transactions as the Stockholders’ Representative may reasonably determine in his sole discretion.  The Reserve Amount shall be held by the Stockholders’ Representative and each Material Stockholder shall be entitled to his, her or its pro-rata portion of the Reserve Amount when the Reserve Amount is distributed.  The Reserve Amount shall be distributed to the Material Stockholders at such times, and in such amounts, as the Stockholders’ Representative reasonably determines in his sole discretion.

(h)           The Stockholders’ Representative hereby represents and warrants to Ticketmaster and Merger Sub that (i) such Stockholders’ Representative has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions, and (ii) this Agreement has been, and each other Transaction Document to which it is a party will be, at or prior to the Closing, duly and validly executed and delivered by the Stockholders’ Representative and (assuming the due authorization, execution and delivery by the other parties hereto and thereto other than the Material Stockholders and the Company) this Agreement constitutes, and each other Transaction Document to which it is a party, when so executed and delivered will constitute, the legal, valid and binding obligations of the Stockholders’ Representative, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception and (iii) none of the execution and delivery by the Stockholders’ Representative of this Agreement or the other Transaction Documents to which it is a party or compliance by the Stockholders’ Representative with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of, conflict with or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation or result in the creation of any Encumbrances upon any of the properties or assets of the Stockholders’ Representative under, (A) any provision of any Contract or Permit to which the Stockholders’ Representative is a party or by which any of the properties or assets of the Stockholders’ Representative are bound, (B) any Order of any Governmental Body applicable to the Stockholders’ Representative or by which any of the properties or assets of the Stockholders’ Representative are bound, or (C) any applicable Law and (iv) no Consent, Order or Permit is required on the part of the Stockholders’ Representative in connection with the execution and delivery of this Agreement or the Transaction Documents to which it is a party or the compliance by the Stockholders’ Representative with any of the provisions hereof or thereof.

11.2         No Reliance.  The decision of each Material Stockholder to consent to the Transactions pursuant to the Transaction Documents has been made by such Material Stockholder independently of any other Material Stockholder and independently of any information, materials, statements or opinions as to the terms and conditions of any Transaction Document that may have been made or given by the Stockholders’ Representative, any other Material Stockholder or by any Representative of the Stockholders’ Representative, and neither Ticketmaster, Merger Sub, the Company, the Stockholders’ Representative nor any Material

Stockholder or any of their respective Representatives shall have any Liability to any other Material Stockholder (or any other Person) relating to or arising from any such information, materials, statements or opinions, except as expressly provided in a written agreement, if any, between or among the Stockholders or as a result of fraud.

ARTICLE XII
MISCELLANEOUS

12.1         Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns, in accordance with the terms hereof.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Company or the Material Stockholders without the prior written consent of Ticketmaster, or by Ticketmaster or Merger Sub without the prior written consent of the Material Stockholders, except that Ticketmaster and Merger Sub may, without such consent, assign its rights hereunder (either before or after the Closing Date), to an Affiliate or a Subsidiary of Ticketmaster L.L.C, a Virginia limited liability company; provided, however, that no such assignment shall release Ticketmaster of any of its obligations under this Agreement.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other Person shall have any right, benefit or obligation hereunder, unless expressly stated to be otherwise.

12.2         Notices.  Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by registered or certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date of such receipt is acknowledged), as follows:

If to Ticketmaster or Merger Sub:

Ticketmaster L.L.C.
9800 West Sunset Blvd.
West Hollywood, CA 90069
Attn:  General Counsel
Fax:  (310) 360-3373

With a copy to (which shall not constitute notice):

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
Attention:  Douglas Ryder
Fax:  (212) 326-2061

If to the Company, to:

The V.I.P. Tour Company

3800 Golf Road, Suite 125
Rolling Meadows, IL 60008
Attention: Sridhar Murthy
Fax:  (815) 333-0377

With a copy to (which shall not constitute notice):

Perkins Coie LLP
101 Jefferson Drive
Menlo Park, CA 94025-1114
Attention:  Ralph L. Arnheim
Fax:  (650) 838-0024

If to the Stockholders’ Representative, including notices for delivery to the Material Stockholders:

TNSH, LLC
c/o New World Ventures
1603 Orrington Avenue, Suite 1600
Evanston, Illinois 60201
Attention:  Chris Girgenti
Fax:  (847) 328-8297

With a copy to (which shall not constitute notice):

Perkins Coie LLP
101 Jefferson Drive
Menlo Park, CA 94025-1114
Attention:  Ralph L. Arnheim
Fax:  (650) 838-0024

Any party may, from time to time, designate any other address to which any such notice to such party shall be sent.  Any such notice shall be deemed to have been delivered upon receipt.

12.3         Choice of Law.  This Agreement shall be deemed to be a Contract made under, and shall be construed in accordance with, the Laws of the State of New York applicable to agreements entered into and to be wholly performed within such State, except (a) to the extent the Laws of the State of Delaware are mandatorily applicable to the Merger and (b) with respect to the provisions set forth in Section 7.7, which shall be governed by the Laws of the State of Illinois.

12.4         Entire Agreement; Amendments and Waivers.  This Agreement, together with the other Transaction Documents and the Non-Disclosure Agreement dated September 10, 2007, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  This Agreement may only be supplemented, modified or amended by written action by the Company and Ticketmaster.  No course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.5         Counterparts.  This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.6         Severability.  If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision that is legal, valid and enforceable.  Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all parties hereto.

12.7         No Third Party Beneficiaries.  Except as set forth in Article X and Section 7.13, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement (and their successors and assigns) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

12.8         Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that Ticketmaster and Merger Sub shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity without the necessity of demonstrating the inadequacy of monetary damages.

12.9         Expenses.  Except as otherwise specifically provided in this Agreement, (a) Ticketmaster will pay its own fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, and (b) the Company Transaction Expenses shall be paid by the Company prior to the Effective Time, or by the Stockholders after the Effective Time.  In the event this Agreement is duly terminated pursuant to Article IX hereof, except as otherwise provided herein, each of the parties hereto shall be solely responsible for all of its respective accounting, legal, and broker fees and out-of-pocket expenses incurred in connection with the Transactions.

12.10       Submission to Jurisdiction; Waivers.  Each party hereto irrevocably agrees that any legal action or Proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought in the Court of Chancery in the State of Delaware to the fullest extent permitted by applicable Law and, to the extent not so permitted, in any court sitting in the State of Delaware, and each of the parties hereto hereby (a) irrevocably submits with regard to any such action or Proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than the aforesaid courts.  Any service of process to be made in such action or Proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 12.2.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (w) the defense of sovereign immunity, (x) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 12.10, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (z) to the fullest extent permitted by applicable Law that (i) the suit, action or Proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or Proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

12.11       Publicity.  On and after the date hereof, Ticketmaster shall coordinate all publicity relating to the Transactions, including with respect to any press release, publicity statement or other public notice relating to this Agreement or the other Transaction Documents or the Transactions; provided, however, that Ticketmaster shall, to the extent practicable, consult the Company with respect to, and give the Company an opportunity to review and comment upon (but not to consent to) any press release, publicity statement or other public notice made or issued with respect to the Transactions.

12.12       WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF PROCEEDINGS, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

TICKETMASTER

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

THE V.I.P. TOUR COMPANY

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

V.I.P. MERGER SUB, INC.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

STOCKHOLDERS’ REPRESENTATIVE:

TNSH, LLC, as Stockholders’ Representative

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to Merger Agreement

ADAMS STREET 2006 DIRECT FUND, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

ADAMS STREET 2007 DIRECT FUND, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

ADAMS STREET V, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

NEW WORLD 2007, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

NWV TICKETSNOW INVESTMENT CO., LLC

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

PORTAGE FOUNDERS, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

PORTAGE VENTURE FUND, L.P.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to Merger Agreement

WIND DANCER CAPITAL, LP

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

WIND DANCER CAPITAL, LP (MATTHEW B. MCCALL)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

WIND DANCER VENTURE FUND, LLC

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

/s/ Michael Domek
Michael Domek

/s/ Sridhar Murthy
Sridhar Murthy

/s/ Cheryl Rosner
Cheryl Rosner

/s/ Shawn Freeman
Shawn Freeman

Signature Page to Merger Agreement

Exhibit A

Stockholders of the Company

Exhibit B

Form of Stockholders’ Agreement

Exhibit C

Amended Certificate of Incorporation of the Company

Exhibit D

Amended and Restated By-laws of the Company

Exhibit E

Form of Escrow Agreement

Exhibit F

Form of Legal Opinion of Perkins Coie

Exhibit G

Form of Cash, Indebtedness and Expenses Schedule

Amount
Estimated Closing Balance Sheet:
Estimated Working Capital:
Estimated Closing Date Cash:
Estimated Closing Date Indebtedness:
[Payee]:

Exhibit H

Form of Payment Schedule

Name	Shares of Common Stock held	Shares of Preferred Stock held	Common Stock underlying Warrants or Options (net of exercise price)	Amount of Initial Merger consideration	% of Reserve Amount	% of Escrow Amount

Exhibit I

Accounting Principles